To our shareholders, customers and employees

After another year of operations of Transportadora de Gas del Sur (“TGS”), once again we would like to invite you to take a look back on our achievements and challenges in 2004 and a look forward to our expectations in the future.

In 2004, we conducted our business within an improved macroeconomic environment which had started in 2003 and resulted in an 8% increase of the Gross Domestic Product.  Also, the high level of prices of Argentine commodities throughout most of the year, benefited not only the country but our Company as well.  However, the continuity of this  growth trend depends on future investments and -on the resolution of certain key issues which remain yet unsolved and are vital  to provide stable and transparent market rules, necessary to foster adequate levels of investments.  Most important uncertainties affecting us are the continuous increases in the tax burden and as a public utility company, the pending adjustment of tariffs and the redefinition of our regulatory framework, which still remains unsettled after three years since the enactment of the Public Emergency Law. The renegotiation process shall comprise the outlining of new methodologies for the assessment of tariffs and mechanisms for their periodic review so as  to ensure long-term investments and the return thereon.

In spite of the adverse business environment, we have obtained reasonable results. The major achievement, and undoubtedly one of the main challenges the Company faced, was the restructuring of its financial indebtedness. With the fulfillment of this goal, we adapted our capital structure, severely affected by the consequences of the deep economic crisis in Argentina in late 2001. In the operative area, we could successfully meet our transportation commitments by means of the efficient operation of the gas transportation system challenged by the growing gas demand, which relays on proper system maintenance, reliability and safety of the Company’s operations and quality in the rendering of its services, priorities on which we have always worked. In connection with the development of our business in 2004, the context of international prices benefited our natural gas liquids (“NGL”) production and commercialization segment. We have also concentrated on developing solutions regarding the need for expansion on our transportation system derived from a continuous growing demand.

We can conclude that 2004 presented important challenges for our Company in many aspects.  In spite of the results achieved, our long term vision requests concrete definitions in issues of major significance for the recovery of the economic value of our regulated business and the return of the macroeconomic conditions that boost the investment.

We are now going to explore 2004 major highlights and our expectations for the future.

TGS in 2004 : a year of transition

Throughout the course of our history, we have experienced great transitions in all our business segments. Each one of them has tested TGS’s ability to adapt to changes. This ability was displayed particularly after the Argentine economic crisis in late 2001, which led to a substantial change of the context in which our regulated and non-regulated businesses are conducted.

In the gas transportation regulated segment , the distortion of domestic fuel prices enhanced the demand for  natural gas, testing our service capacity. Once again, thanks to the excellent maintenance conditions of the gas transportation system that the Company has always maintained, TGS responded efficiently to the greater operative requirement, represented by an increase of approximately 17% in the daily average deliveries in 2004. In terms of revenues, the gas transportation segment continued losing ground to the non-regulated segment, its share in total revenues descended from 47% in 2003 to 44% in 2004. Although firm transportation capacity increased by approximately 3.6 millions of cubic metres per day (“MMm3/d”) (127 million of cubic feet per day - “MMcf/d”) as a result of efficiencies introduced in the handling of our operating capacity, the profitability of the segment could not be restored as consequence of the lack of tariffs adjustments after the dramatic devaluation and inflation of the last three years. During 2004, there has been no significant progress regarding the renegotiation of terms of our gas transportation license. The Argentine Government introduced the figure of the Trust Fund, which would finance system expansions, thus changing the paradigm of investment process in the public utilities segment. TGS contributed with the project focusing on reaching an agreement with the Argentine Government to increase the capacity of the San Martín pipeline by 2.9 MMm3/d (102.4 Mcf/d) through the installation of 509 km (316 miles) of additional pipelines and the increase of 27,700 HP in the compression capacity. The expansion would imply a significant investment which will be financed by a Trust Fund with the participation of several parties, including the Argentine Government and gas producers. TGS would be able to finance part of the investment, which could be repaid through the additional capacity revenue based on current tariffs. Furthermore, TGS would be the project manager and in charge of the operation and the maintenance of the new facilities.

The development of non-regulated businesses continued its favorable trend in 2004, accounting for 56% of total revenues and making a valuable contribution to the Company’s generation of cash flow.  NGL production and commercialization benefited from high international prices which prevailed throughout the whole year. On the other hand, in other services segment, which includes “midstream” and telecommunications services –the latter rendered by Telcosur S.A. (“Telcosur”)- also showed progress in the achievement of additional business. Specifically, Telcosur reached long-term agreements for the commercialization of the remaining available capacity.

Since the beginning of its operations, TGS has stuck to its priority of using state-of-the-art technologies and leading the industry, aiming to guarantee a safe, reliable and efficient service. In pursuit of this aim, and in order to avoid the deterioration of the pipelines, mainly generated by external corrosion, in 2004, we developed a preventive model for the detection of cracking, which together with the future implementation of the new internal inspection technology, gives shape to a unique model in Latin America. In 2004, we also committed our efforts to preserve ISO 9001 and 14001 standards, related to quality and environmental issues, respectively, and to improve certain personnel safety indicators with the intention of implementing a Work Safety and Health Management System (certified by standard OHSAS 18001) which would be integrated to TGS’ Corporate Management System.

In terms of corporate governance policies, during 2004, TGS modified some of  its internal policies to adapt them  to the new requirements of the “Comisión Nacional de Valores” (“CNV”), the Argentine National Securities and Exchange Commission and the American “Securities and Exchange Commission” (“SEC”). Specifically, the Audit Committee was created and is composed by independent members of the Board of Directors.  As part of this process, we have reviewed our Corporate Code of Conduct and we also developed a project aimed at aligning TGS strategic internal processes to international corporate governance best practices.

In 2004, TGS has successfully emerged from the default situation through a restructuring proposal presented to the creditors in October 2004, which obtained a  level of consent close to 100%. This represents a significant step into the future as we have been able to adapt our long-term capital structure and to make it compatible with our business development strategy. Having overcome this challenge, we should now set our sights clearly on the gas transportation tariffs renegotiation and the outlining of our regulatory framework, essential conditions to face new expansion projects in our gas transportation system.

2005 and new opportunities

As we mentioned before, 2004 was a year of transitions that brought about changes that modified our business reality. In light of this new environment, we believe we can generate new businesses and opportunities and to that purpose we have to consolidate our actions and the efforts of the company at all levels. The top priority,  in order to restore the value of the gas transportation business and foster investments, is to agree with the Argentine Government on the required changes to the regulatory framework. This agreement must contemplate tariff adjustment, a method for its subsequent adjustments and other amendments necessary for the development of the Company’s business. We are confident that the authorities, aware of the need to settle this pending issue and to respond to the growing natural gas demand, will agree with the sector on a regulatory framework which ensures the stability of the business and its economic feasibility in the long term.

For the non-regulated business, we strive to consolidate and enhance the NGL production and commercialization segment. As far as other services are concerned, we aim to develop synergies with other business segments and to explore new business opportunities both in the local and regional markets.

We also aim to preserve our high operating standards, maintaining the reliability indexes and our commitment to deliver quality to the client and protect the environment, while working on the safety of our employees to obtain the certification in the Work Safety and Health System.

To meet our goals, we rely on the effort and the cooperation of all the TGS team: we will work hard to develop tools and an appealing environment to attract and keep our talented people, with policies in line with the development of our business.

To the TGS team, we are deeply grateful for your permanent contributions, your tireless commitment and your dedication to respond to changing and sometimes uncertain circumstances; to our shareholders and directors, we deeply appreciate the trust placed in our management; and to our clients, we express our sincere gratitude for allowing us to be part of their businesses.

Pablo Ferrero Chief Executive Officer	Rafael Fernández Morandé President of the Board of Directors

1

TGS business profile

TGS started operations in late 1992, as a result of the privatization process of the Argentine energy segment. Currently, TGS is the leader gas transportation company in Argentina, delivering about 60% of the gas consumed in Argentina. We render gas transportation services directly to distribution companies, electrical power plants and industries along a pipeline system of 7,419 km (4,610 miles), through seven Argentine provinces with a transportation capacity of 63.4 MMm³/d (2.2 billion cubit feet per day – “Bcf/d”) and a compression power of 550,230 HP. TGS is also one of the leading NGL producers and traders both in the local and international market, and an important provider of midstream services, including business and financial structuring, turnkey construction and the operation and maintenance of facilities (used for gas gathering, conditioning and transportation).

In addition, since 1998, through its wholly-owned subsidiary, Telcosur, TGS also has rendered telecommunication services, becoming an important “carrier of carriers”.

After twelve years of operations, our comprehensive understanding of the business and our flexibility to fit to our customers’ needs enable us to offer integrated and complete solutions to them.

Our Shareholders

TGS's main shareholder is Compañía de Inversiones de Energía S.A. (“CIESA”), which together with Petrobras Energía and a subsidiary, and subsidiaries of Enron Corp hold approximately 70% of capital stock. The remaining 30% of TGS's capital stock are listed in  Buenos Aires and  New York Stock Exchange. CIESA is controlled in 50% by Petrobras Energía S.A. and a subsidiary and the remaining 50% by Enron Corp subsidiaries.

In April 2004, the shareholders of CIESA entered into an Agreement which provides for the transfer by some subsidiaries of Enron Corp. part of their share capital of CIESA to a Trust Fund. In exchange for that transfer, Enron holding subsidiaries will receive TGS class B shares, currently held by Petrobras Energía and a subsidiary, representing approximately 7.35% of the outstanding shares of TGS. Additionally, in a second stage Enron Corp. subdsiaries will transfer their remaining outstanding share capital of CIESA to an alternative entity to be designated, subject to the simultaneous transfer of the TGS class “B” common shares held by CIESA (representing approximately 4.3% of the outstanding shares of TGS) to Enron Corp. subsidiaries. These shares transfers are subject to certain conditions, one of which is the approval by Ente Nacional Regulador del Gas - the Argentine National Regulating Agency -(“ENARGAS”).

Our Vision and Mission

To be leaders in natural gas transportation and disposal, processing and commercialization of liquids,

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promoting the integration of energy market,

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prioritizing satisfaction of clients and consumers,

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generating sustainable value,

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developing our human resources,

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guaranteeing quality control, safety and preservation of environment.

Our Values

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Concentration on a constant improvement.

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Ethics and integrity in each aspect of business.

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Sincere, clear and objective communication.

Financial Highlights  (1)

	2004	2003	2002
	(in million of Argentine pesos constant at February 28, 2003, except for information per share or where otherwise stated)
Net revenues	994.1	892.8	939.5
Operating income	453.7	406.9	435.9
Income/(loss) before income tax	158.4	164.7	(646.2)
Net income/(loss)	147.9	286.2	(608.4)
Information per share:
Net income/(loss) per share	0.19	0.36	(0.77)
Operating generation of funds	116.0	527.6	241.2
Total assets	5,145.5	5,453.2	5,445.7
Investments in property, plant and equipment	109.3	44.2	105.4
Shareholder's equity	2,206.6	2,058.7	1,772.5
Total debt	2,721.2	3,252.7	3,539.2

(1) Information corresponding to consolidated financial statements.

Overview of the Gas Industry in Argentina

Since the privatization of the services of natural gas transportation and distribution (in 1992), the natural gas industry in Argentina has grown considerably as a consequence of the significant investments carried out until 2001 in the private sector (oil, transportation and distribution companies) stimulated by a context of profitable prices  and tariffs.

Energy Price Comparisons

(in pesos by equivalent caloric relation)

City de Buenos Aires: Comparison among final prices of  natural gas, electricity , liquefied natural gas and kerosene for residential use (including tax).

Source: ENARGAS, ENRE, private sources and Federal Energy Bureau.

The richness of natural gas reserves, its low price and the low level of pollution it produces, as compared to other energy sources, has turned natural gas into the preferred source of energy by residential, industrial users, electrical power plants and  vehicles in the last ten years.

Annual consumption evolution in millions of m3

Since the Argentine economic crisis that started in late 2001, this preference for gas has become more marked as a result of the freezing of natural gas prices and the pesification and freezing of transportation and distribution tariffs prescribed by the Argentine Government. Oil, transportation and distribution companies found that the profitability of their investments -or of any other future project- had been severely impaired, which led to a significant reduction in their capital expenditures. This scenario was worsened by the lack of financing of the distribution and transportation companies, as most of them entered into default situation in respect of their financial obligations.

The restriction in the gas offer was aggravated by the sharp increase in the consumption of natural gas for the last three years, given the fast recovery of the country’s industrial activity and the conversion of many vehicles to Natural  Gas for Vehicles (“NGV”).

In view of this new scenario, the Argentine Government intensified its intervention in the energy market through a series of measures, which include: stepped increases of natural gas at well-head;  imports of natural gas from Bolivia, electricity from Brasil and fuel oil from Venezuela; cut-down of natural gas exports to Chile; creation of the “Program for the Rationalization of Energy” striving to stimulate savings of gas and electricity to generate surplus to be applied to industrial activities; outlining of the framework for the constitution of trust funds with the aim to finance gas pipeline expansions; and creation of the Gas Electronic Market (“MEG”) with the aim to improve the transparence and efficiency of daily operations through the free interaction of  the offer and demand of natural gas; and the creation of the company Energía Argentina S.A. (“ENARSA”) the object of which is, among others, to find new oil and gas reserves in unexplored areas.

Primary Energy Offer

Source:  Federal Energy Bureau.  Energy Matrix 2002.

In view of the lack of definitions in the negotiations of utility companies services contracts, which prevented natural gas licensees from carrying out the investments required to meet the increasing demand, the Argentine Government promoted the creation of financial trust funds to make those investments. Although this alternative may cope with the demand problems in the short term, it would not be the most adequate way of enabling infrastructure investments in the long term. This situation represents a paradigm change in the development of investments, which had been led by privatized companies until 2001, who had been able to finance systems expansions with surplus earnings derived from their investments.

This scheme that prevailed in the last decade not only allowed a significant increase of gas transportation capacity and distribution but also the introduction of new technologies and the maintenance of the systems in optimal operative conditions as well. This excellent maintenance conditions are the reasons why currently it is still possible to continue rendering high quality services and respond to a growing demand. However, the deterioration in tariffs -which turns Argentina into the Latin American country with the lowest cost in gas - renders it unfeasible to implement the expansion projects that the high gas demand growth rates (7.7% in 2004) entail.

Regardless of the current scheme, we are confident that in the future the recomposition of our tariffs and the adjustment of the regulatory framework, which is to be agreed on with the Argentine Government, will allow us to restore the business value of the company and return to favorable conditions to private investments.

Our business in 2004

Regulated Segment

Gas transportation

TGS renders regulated gas transportation service through its pipeline system 7,419 km (4,610 miles) long, with a capacity of 63.4 MMm3/d (2.2 Bcf/d). The service starts with the reception of the gas owned by the shipper (distribution companies, producer, marketers or great users) in one or more reception points, to be transported and delivered at delivery points along the system. TGS pipeline system connects Argentina southern and western gas reserves with the main consumption centers in those areas, including the Greater Buenos Aires, in which the Autonomous City of Buenos Aires -the main natural gas consumption center in Argentina- is located. The total service area includes approximately 4.7 million end users, comprising approximately 3.2 million in the Greater Buenos Aires. The direct service to residential, commercial, industrial users and electrical power plants is mainly rendered by four gas distribution companies, in such area, which are connected to TGS system: MetroGas S.A., Gas Natural Ban S.A., Camuzzi Gas Pampeana S.A (“Pampeana”) and Camuzzi Gas del Sur S.A. (“Sur”).  Some important industries and electrical power plants are also located in TGS's operation area, to which TGS renders direct transportation service. Transportation capacity contracted by industrial users and electrical power plants on a firm basis represents approximately 19% of our total capacity.

Revenues related to this segment are mainly derived from transportation contracts on a firm basis, under which reservations and payments are made for capacity regardless of actual use of clients. TGS also renders interruptible transportation services under which gas transportation is carried out subject to the available capacity of the transportation system.

In 2003, TGS entered an agreement with a consortium of gas producers in the Austral basin, constituted by Total Austral S.A., Panamerican Sur S.R.L. and Wintershall Energía S.A. (“The Consortium”) with the purpose of providing Argentine natural gas to the company Methanex, leader in methanol production, located in Chile. Under such agreement, in 2004, TGS constructed a compressor plant of 12,700 HP along the General San Martín pipeline and through a subsidiary denominated Emprendimientos de Gas del Sur S.A. (“EGS”), built a pipeline about 6 km (4 miles) long and with 1 MMm3/d (35.3 MMcf/d) of initial capacity (with a 1.2 MMm3/d or 42.4 MMcf/d expansion foreseen by the year 2009) which will link TGS main pipeline system to the Chilean border. The financing of the project consisted in advance payments from the Consortium on account of future services. Works were fulfilled in late 2004 and are currently in service.

In 2004, TGS increased firm transportation capacity by 3.6 MMm3/d (127 MMcf/d) by means of two open biddings conducted in March 2004. This firm transportation capacity derives from available capacity of the pipeline, added to works carried out in early 2004 to enhance the pipeline system. The new contracts became effective as from May 2004. Annual revenue proceeding from these contracts are estimated around Ps. 9 million, based on current tariffs.

Gas transportation represented 44% of total incomes of the Company during 2004, falling from 47% in 2003 and from about 80% since the beginning of the rendering of the service to the year 2001. Notwithstanding the increase of firm transportation capacity in 2004, the plunge of gas transportation revenues share in the Company’s total revenues reflects the material decline of this segment as a consequence of the pesification of its regulated  tariffs and the lack of adjustment decreed by the Public Emergency Law. Such law, among other stipulations, grants the Executive Branch the power to renegotiate the contracts entered between the government and the utility companies licensees. In 2003, the Executive Branch created the Unit for Renegotiation and Assessment of Utilities Contracts (“UNIREN”), under the joint jurisdiction of the Ministries of Economy, Production, Federal Planning, Public Investment and Utilities. The UNIREN is intended to assist in the process of renegotiation of contracts of works and utilities, and is entitled to reach total or partial agreements with the licensees and submit projects regulating the transitory adjustment of tariffs and prices, among other things. Although the UNIREN, in late 2003, had defined a schedule and an agenda to deal with the renegotiation process with the licensees, the fulfillment of which had been foreseen for late 2004, no progress was made in this direction. In July 2004, the UNIREN submitted to TGS a proposal for the adjustment of the contractual terms and conditions of the License, which provides for -among other things-  a tariff increase of 10% effective as from 2005 and an overall tariff review as from 2007. As this proposal is not in line with the results of the meetings held with the UNIREN and does not meet the needs of the Company, TGS required to proceed with the renegotiation according to what had been originally outlined by the UNIREN in late 2003.

According to the stipulations of the Argentine Government in connection with the creation of trust funds to finance system expansions, in June 2004, TGS submitted to the Energy Bureau an expansion project for the San Martín pipeline - involving a capacity increase of approximately 2.9 MMm3/d (102 MMcf/d). The project would imply the construction of around 500 km (311 miles) of pipelines and a compression capacity increase of 27,700 HP through the construction of a compressor plant and the revamping of certain compressor units. The fulfillment of the works is foreseen for 2005 third quarter.  The process was started, is on-going and the Company keeps  working on making the project feasible.

As mentioned above, the Argentine Government established the creation of the MEG with the purpose of (i)  improving the transparency of the financial and operating performance of the gas segment, (ii) coordinating daily transactions both of the gas spot and the transportation and distribution secondary markets and (iii) the shaping of efficient prices through offer and demand free interaction. To that purpose, all firm transportation capacity non-allocated for the following day shall be marketed through the Gas Electronic Market and the proceeds from that capacity sale will be used at the Energy Bureau’s criteria. Non-allocated capacity includes remaining capacity not used in any of the transportation systems or pipelines. This implies that TGS is bound to offer daily non-allocated capacity that complies with this condition in the MEG, which might have a material impact on the Company’s interruptible transportation revenues. Currently, TGS is working on the implementation of the system and assessing alternatives to minimize its impact on the Company’s revenues.

We are aware that we have a business of high development potential, based on a fuel which has proved essential for the economic growth of the country. In order to be able to meet the growing demand, it is imperative for us to count on (and we trust the Argentine Government fully understands this) a predictable regulatory framework, with tariffs that allow TGS to recover its investment and financing capacity.

Financial and Operational Indicators of the Gas Transportation Segment

	2004	2003	2002
	(in millions of constant Argentine pesos at February 28, 2003, except for where otherwise stated)
FINANCIAL SELECTED INFORMATION (1)
Net revenues	434.3	422.1	532.1
Operating Income	199.4	192.4	255.1
Depreciation of property, plant and equipment	135.3	134.9	147.3
Investments in property, plant and equipment	86.6	28.9	97.5
Identifiable assets	4,004.4	4,002.9	4,489.7
OPERATING STATISTICS:
Available capacity by the end of the year (in MMm³/d)	63.4	62.5	62.5
Average capacity hired on a firm basis (in MMm³/d)	63.6	61.7	61.4
Average deliveries (in MMm³/d)	61.5	52.6	49.4
Average deliveries during the three peak day (in MMm³/d)	69.8	68.9	68.3
Annual load factor (2)	97%	85%	80%
Load factor during winter (2)	104%	102%	96%

(1) Information corresponding to consolidated financial statements.

(2) Average daily deliveries to average firm contracted capacity.

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Non-Regulated Segment

NGL production and commercialization

NGL production and commercialization segment involves the extraction of ethane, propane, butane, and natural gasoline from the gas flow that arrives to Cerri Complex, located near Bahía Blanca and connected to all TGS main pipelines. Once the mentioned products are obtained, TGS commercializes them under different contractual systems, in the local and foreign market. This activity also comprises storage and dispatch by truck and subsequent shipment of the NGL extracted at the Cerri Complex in facilities located in Puerto Galván. As opposed to the gas transportation segment, this activity is not regulated by ENARGAS.

NGL revenues, as compared to total revenues of the Company, increased from a share of 48% in 2003 to 51% in 2004, an evidence of the growing relative weight of this business.  Two factors contributed to the good performance of this business segment: firstly, the material increases in the international prices of liquids derived from gas -which gained momentum with the sharp increase of oil gas during 2004- and secondly, the step-up of the gas demand which was processed at Cerri Complex and generated a record liquids volume.

During 2004, TGS has honored its commitment to supply butane for the “social”  gas bottle and propane for the diluted gas networks, increasing the supplied tn from 153,891 tn in 2003 to 175,407 tn in 2004, which represents an increase of approximately 14%, keeping the price unmodified from 2003 to 2004.

After the crisis and the impact of the Public Emergency Law on our regulated business, TGS committed to the consolidation of this business, with the aim to encourage long term revenues. Our main objective is to increase production volumes and thus consolidate this segment, which currently is positioned first in the revenues mix of the Company.

Financial and Operational Indicators of NGL Production and Commercialization Segment

	2004	2003	2002
	(in millions of constant Argentine pesos at February 28, 2003, except for where otherwise stated)
SELECTED FINANCIAL INFORMATION (1):
Net revenues	506.3	428.4	347.4
Operating income	276.0	240.0	208.9
Depreciation of property, plant and equipment	27.5	26.4	28.9
Investments in property, plant and equipment	12.6	11.2	2.7
Identifiable assets	452.3	450.7	472.6
OPERATING STATISTICS:
Liquids total production (in thousands of metric tons -Tn)	969.0	928.2	908.5
Capacity of gas processing by the end of the year (in MMm3/d)	43.0	43.0	43.0
Capacity of storage by the end of the year (in Tn)	54,840	54,840	54,840

(1) Information corresponding to consolidated financial statements.

Other Services

This segment, which represents 5% of  TGS total revenues, includes "Midstream" and telecommunications services.

Midstream

Through midstream services, TGS provides integral solutions related to natural gas from well-head to the transportation systems, comprising treatment, gathering and gas compression, which are generally rendered to natural gas and oil producers at well-head. The solutions also include activities related to building, operation and maintenance of pipelines as well as treatment and compressor plants. The services are rendered by TGS itself and by its subsidiaries Gas Link S.A. (“Link”) and Transporte y Servicios de Gas en Uruguay S.A. (“TGU”) .

In 2004 - in spite of the severe restrictions to financing-  TGS materialized several projects by implementing innovating contractual structures.  Specifically, in December 2004, TGS completed a project in which the services of engineering, construction and assembling were rendered to Pampeana. The service relates to a  3.9 MMm3/d  (137.7 mcf/d) compressor plant, denominated “El Chourrón” which receives gas delivered by TGS through the San Martín Pipeline and transmits it to the Tandil-Mar de Plata Pipeline and the Coastal Pipeline.  TGS also entered an agreement with Pampeana in connection with the operation and maintenance of the mentioned plant.

TGS  will continue searching for new projects, both in the local and the regional market, seeking a sustained growth in this segment, which the Company already leads, capitalizing synergies with its other businesses.

Telecommunication services

Telecommunication services are provided through Telcosur, who renders services as an independent “carrier of carriers” as well as to corporate clients within its influence area. To this purpose, Telcosur has a modern digital land radio connection system with SDH technology.  In 2004, the economic recovery trend continued to benefit the country and specifically the telecommunications industry, driven mainly from the sudden upsurge of cellular phone lines and Internet bandwidth corporate and residential services. Telcosur took advantage of these circumstances to consolidate its business relations with major operators that constitute part of its clients portfolio, adding important companies and Chilean operators by the celebration of long term agreements denominated in U.S. dollars. Additionally, Telcosur strengthened ties with major operators of the oil segment, extending its services offer, in an attempt to increase the commercialization of its remaining capacity.

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Financial and Operating Indicators of  Other Services

	2004	2003	2002
	(in millions of constant Argentine pesos at February 28, 2003, except for where otherwise stated)
SELECTED FINANCIAL INFORMATION (1):
Net revenues	53.5	42.3	60.0
Operating income	10.8	5.9	13.6
Depreciation of property, plant and equipment	13.9	13.4	15.5
Investments in property, plant and equipment	2.6	2.4	3.8
Identifiable assets	194.9	218.3	248.5
OPERATING STATISTICS:
Compression capacity (in HP)	34,560	32,160	32,160
Treatment capacity (in MMm³/d)	19.3	15.4	9.2

(1) Information corresponding to consolidated financial statements

Market Development: Gas for vehicles project

Peso devaluation occurring in early 2002, produced a distortion in the relative fuel prices. Natural Gas for Vehicles (“NGV”) was positioned as the preferred vehicle fuel, due to its low price compared to alternative fuels. This situation posits an interesting opportunity for TGS to contribute to adapt to NGV an important lot of middle-load transportation vehicles destined to be used in mid-distance, segment which is interested in reducing fuel costs. The project involves technical work along with entities specialized in detail engineering and development of engines adaptation. In 2004, we tested the eight prototypes launched in 2003, with very satisfactory results. Moreover, the prototypes were exhibited in the 9th Congress of the Association for Natural Gas Vehicles, held in 2004 in Buenos Aires. The aim was to stimulate the interest of other private companies and ensure a continued sponsoring of the project, maintaining the quality and reliability of the product.

With this initiative, TGS intends to provide an integral reliable and economic solution to a segment in search of efficient answers. At the same time, the project increases the opportunity to optimize TGS assets, since a higher demand for NGV would imply higher gas transportation in TGS system, and as a consequence processing higher volume for NGL at Cerri Complex, thus benefiting all our business segments.

Conduction of Operations, Safety , Environment and Quality

Safety and reliability in the conduction of our operations have always been priorities for TGS. Since the beginning of the operations, the Company has developed specific plans for maintenance investments, which currently permit the Company  to operate without interruptions.

In 2004, our maintenance investments were mainly focused on pipeline integrity and technology updates to optimize the rendering of our services to our customers. Pipeline integrity works were carried out, according to a repairing schedule, to avoid pipeline deterioration. External corrosion is the main cause of pipeline breakage, although, in the lasts years, damages caused by stress corrosion cracking have been in continuous increase. TGS developed its own system to predict this type of corrosion. This unique system in the gas industry along with certain works, such as sections recoating, breakage repairments, cathodic protection, smart pig inspections and sections replacement, allow TGS to maintain pipelines in their best conditions even under extreme operational demand, as it occurred this year when daily average deliveries suffered a significant increase and remained steadily along 2004. This situation has been heightening year after year.

Also, in 2004, investments included updates of gas measurement equipment to improve the quality of the services rendered as well as projects related to minimizing environmental changes in accordance with TGS commitment to preserve the environment. The first stage, started in 2004, consisted in: eliminating gas combustion emissions in Cerri Complex; diminishing methane venting produced by compression plant shutdowns; reducing the impact of liquid effluents; avoiding soil pollution; diminishing waste; disposing in sanitary landfills all the asbestos waste buried in the Province of Buenos Aires fields; and restructuring entirely the anti-fire network in Cerri Complex.

TGS sets a commitment to quality and the preservation of the environment, through its Management System Policy which agrees with the standards required to comply with ISO standards 9001/14001.

Moreover, in 2004, TGS achieved its goal of reducing the rate of accidents on the company’s premises and diminishing their frequency. TGS strongly believes that employees safety is a key issue and, thus, aims to implement an Occupational Health and Safety Management System in compliance with OHSAS 18001 Standards. Consequently, specific actions were taken in this regard during 2004, such as: procedures to trail hazards and assess risks, employee training on OHSAS 18001 Standards, procedures to detect hazards in TGS activities, risk assessment activities and the outlining of a map of the physical, chemical and biological agents.

Staff Development

In order to develop the personal and professional skills of our people, two long-time training courses were launched in 2004 that would help employees to achieve different abilities and gain an overall view of the business and specific tools to improve management, in different aspects.

Regarding the health-caring of our workers, the SMEL (Labor Management Medical System) team carried out a survey, called “Criteria to Biologically Oversee the Occupational Exposure to Toluene”, to determine whether the employees examined had been exposed to this agent. This survey received a special mention awarded by the Fundación Iberoamericana de Seguridad y Salud Ocupacional.

This study was a valuable contribution for scientific research, as there is little information on this subject. Besides, the rigorous survey carried out in the occupational area proved the necessity to raise the standards established by the legislation in force. This contribution shows the creativity and the innovation that our team demonstrate in its daily work.

To maintain the continuity of the operative management, new skilled employees were recruited to cover in advance the positions of those employees that are about to retire, which will ease the passing of the technical and operational knowledge from the experienced workers to the newcomers.

The Company also made efforts to improve its external competitiveness by designing a new structure of compensations and benefits aiming to achieve a flexible compensation policy which acknowledges the development and improvement of the employees in their positions.

Relations with the Community

TGS does not stay aloof from the reality of the communities where it conducts is operations. As it has been doing for the past 12 years, TGS is constantly pursuing social excellence.

Through its employees, TGS has developed strong bonds with the neighboring communities. Moreover, the Company created a series of programs according to the different needs of those communities and, thus, accomplished its commitment with the society.

Some of those actions were carried out together with non-governmental organizations (“NGOs”). However, we have also fulfilled many programs that were created on the basis of TGS employees’ suggestions, such as:

Corporate Volunteers Program: we enhanced the infrastructure and equipment of community refectories and child day care centers in our influence areas. This program, created in 2002, was also accomplished, with the support of our people, in other towns to make it long lasting. During the last two years, TGS helped improving the quality of life of 1,200 children and 300 adults that attend the different day refectories.

“Educational Farm for Development” Program: TGS joined Fundación Patagónica to carry out this program that includes formal education, production training (apiculture, preserves, greenhouses) as well as institutional development of Patagonic communities. This project favors more than 100 rural inhabitants providing them with the necessary tools to ensure the sustainable use of natural resources in the medium-term.

“Smiling Faces” Social Program: It provides free reparative surgery. This program, considered by many professionals as the most important medical project in Argentina, allowed 886 people to be aided during the last five years.

“Gas Stoves” Program: TGS joined Tendiendo Puentes (a non-profit organization that is the link between companies and food producers and those communities suffering extreme necessities). Every month, TGS donates 2,000 Kg of butane bottles and tubes to assist 30 community refectories which serve meals to 4,600 children and adults.

“Recycled Paper” Program: as a result of a joined effort of TGS and its people, TGS donated 9,031 kg of recycled paper to different welfare organizations in the City of Buenos Aires, especially children’ refectories. We have also distributed 1,673 kg of food among three community refectories.

“Open Book” Program of Fundación Leer: this project comprises the creation and conditioning of reading areas to carry out periodic reading sessions with parents, members of the community and TGS volunteers.

After assessing different projects, prior evaluation of requirements of Foundations and Controlling Agencies, TGS financed programs such as: Descida (refectories for children infected with AIDS); Adand (Unprotected Children Assistance Association) and Fundamind (refectory for children infected with AIDS).

In April 2004, TGS publicly signed the United Nations Organization Global Pact in which companies are committed to progressively adopt nine principles derived from approved universal declarations such as: Universal Declaration of Human Rights (1948); Rio Declaration on Environment and Development (1992), Fundamental Rights at Work issued by the International Labor Organization (1998), among others. This Global Pact promotes changes in the Argentine culture. By adopting this Treat, TGS reinforces its commitment with the community and environment.

Financial Performance

After a long process that stretched out for over two years - period during which TGS had suspended the payment of principal and interests of its indebtedness-   in late 2004,  TGS concluded the restructuring process of its outstanding indebtedness. The restructuring proposal consisted in the exchange of existing debt obligations for a combination of cash and the issuance of new debt obligations and privately placed notes or amended and restated loan agreements. The Exchange offer obtained a consent of 99.76% of the total indebtedness subject to the restructuring process.

The cash payment consisted in (i) the  11% of principal amount paid to those creditors who gave their consent to the exchange offer and (ii) a payment of the accrued and unpaid interests of the previous debt, calculated at the contractual interest rate of each of the Company’s previous debt obligations until December 31, 2003 and at an annual rate of 6.18% from January 1, 2004 to December 15, 2004. Such payment was considered as settlement of all claims for accrued and unpaid interest, including default interest.

The new debt obligations were issued for the remaining 89% of the principal amount and were instrumented in Tranches A and B with 6 and 9 year-terms, respectively.  Tranche A, issued for  an amount equal to 52% of the new debt obligations principal, is amortized as from the first year and accrues interest at an increasing annual rate which ranges from 5.3% to 7.5%. Tranche B, issued for 48% of the new debt obligations, is amortized as from the seventh year and accrues interest at increasing annual rates ranging from 7% to 10%. Principal amortization and interest amounts are payable on a quarterly basis. The terms of the new indebtedness subject TGS to some restrictions related to, among others, the assumption of new indebtedness, capital expenditures, dividends payment, the encumbering of its assets or revenues and the sale of the Company’s assets.

We are very satisfied of the success obtained in the restructuring of our financial indebtedness, and with the excellent level of consent from our creditors. This achievement is a significant step in the direction of TGS financial stability, reducing its financial cost and aligning TGS debt service to the expected operating cash flows. Having overcome this big challenge, we will target our efforts at the renegotiation of our license, with the aim to obtain satisfactory results that will pave the way for the future growth of the Company.

4

TRANSPORTADORA DE GAS DEL SUR S.A. (“TGS” or “the Company”)

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2004 (“MD&A”) (1

)

The following discussion of the financial condition and results of operations of the Company should be read in conjunction with the Company's consolidated financial statements as of December 31, 2004 and 2003, which have been prepared in accordance with generally accepted accounting principles in force in the Autonomous City of Buenos Aires (“Argentine GAAP”), (except for what is mentioned in notes 2.c. and h. to the consolidated financial statements), and the regulations of the Comisión Nacional de Valores (the Argentine National Securities and Exchange Commission, “CNV”) and the Ente Nacional Regulador del Gas  (National Gas Regulatory Agency in Argentina, “ENARGAS”).

The Company’s audited consolidated financial statements for the years ended December 31, 2004, 2003, 2002 and 2001 have been audited by Price Waterhouse & Co S.R.L., Buenos Aires, Argentina (“Price”), independent auditors. With respect to the year ended December 31, 2000, the Company’s consolidated financial statements have been audited by Pistrelli Díaz y Asociados, Member Firm of Arthur Andersen, independent auditors.

1- Basis of Presentation of Financial Information

Effects of inflation:

The consolidated financial statements have been prepared in constant Argentine pesos, recognizing the overall effects of inflation up to August 31, 1995. As from that date, in line with professional accounting standards and the requirements of the control authorities, the Company discontinued the restatement of its financial statements until December 31, 2001. However, as a result of high inflation rates since early 2002 - and as established by Resolution No. 3/2002 of the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires (“CPCECABA”) and Resolution No. 415 of the CNV - as from January 1, 2002 the Company resumed the recognition of the effects of inflation in these consolidated financial statements, following the provisions of Technical Resolution (“TR”) No. 6, as amended by TR No. 19, both issued by the Argentine Federation of Professional Councils in Economic Sciences (“Argentine Federation”). Accounting measurements restated due to the change in the purchasing power of the currency up to August 31, 1995, as well as those which have been originated between that date and December 31, 2001, are stated in the currency value as of the later date.

On March 25, 2003, the Argentine Executive Branch (“Executive Branch”) issued Decree No. 664, which provides that financial statements for periods ending after such date shall be stated in historical Argentine pesos. As a consequence and in accordance with Resolution No. 441, issued by the CNV, the Company suspended inflation accounting effective March 1, 2003. This criterion is not in line with effective accounting standards, which stipulate that financial statements should be restated as of September 30, 2003. If the Company had applied inflation accounting for the period from March 1 to September 30, 2003: (i) net assets would have decreased by Ps. 73 million (ii) a  negative impact of Ps. 36 million on the net income of the year ended December 31, 2003 and (iii) the impact  on the result for the fiscal year 2004 would not be material.

Accounting for devaluation effects:

In accordance with resolutions No. 3/2002 and 87/03 (derogatory of the first) issued by the CPCECABA, exchange losses arising from the devaluation of the peso from January 6, 2002 to July 28, 2003, to the extent that they were related to foreign currency liabilities existing at the first date, are to be added to the cost basis of assets acquired or constructed with direct financing by such foreign currency liabilities. Similar accounting treatment is permitted, but not required for exchange losses arising from indirect financing. It was assumed that the proceeds from such financings were used, firstly, to cover working capital requirements and, secondly, to finance the acquisition or construction of assets that do not qualify for capitalization. The remainder was assumed to relate to assets for which capitalization is permitted.

New accounting rules:

On December 21, 2001, the CPCECABA approved new accounting standards (TR No. 16 to 19 issued by the Argentine Federation, with certain amendments). The new accounting standards have modified the valuation principles for assets and liabilities, introduced new valuation techniques for certain issues not addressed by the previous accounting standards and also incorporated additional disclosure requirements for the preparation of financial statements. In addition, TR No. 20 “Valuation of Derivative Financial Instruments and Hedging Operations” became effective as from January 1, 2003. Also, CNV issued Resolution No. 434/03, which adopted such new accounting standards with certain amendments effective January 1, 2003.

Additionally, the CPCECABA approved TR No. 21 “Equity method- consolidation of financial statements- information to be disclosed on related companies” through its Resolution M.D. No. 5/2003. TR No. 21 and its amendments became effective for fiscal years starting as from April 1, 2003. Even  though  the CNV determined that this resolution would become effective for fiscal years starting as from April 1, 2004, the Company has applied this resolution starting from this fiscal year.

The principal amendments introduced by the new accounting rules which have impacted on TGS’s financial statements are: (i) the adoption of an accounting model which enhances the utilization of the Company’s intention as valuation principle (such as the discounted value of receivables and liabilities); (ii) the incorporation of strict standards to make comparisons with fair values; (iii) the creation of standards to account for labor costs, derivative financial instruments and hedging operations; (iv) the mandatory adoption of the deferred income tax method to account for income taxes; and (v) new disclosure requirements relating to, among other things, segment and per share information and the information included for comparative purposes.

2. Results of Operations

The following table presents a summary of the results of operations for the years ended December 31, 2004 and 2003:

	2004	2003	Variation
	(In million of pesos)
Net revenues Gas transportation NGL production and commercialization Other services Costs of sales Operating costs Depreciation and amortization	994.1 434.3 506.3 53.5	892.8 422.1 428.4 42.3	101.3 12.2 77.9 11.2
	(466.4) (279.1) (187.3)	(427.3) (242.3) (185.0)	(39.1) (36.8) (2.3)
Gross profit	527.7	465.5	62.2
Administrative and selling expenses	(74.0)	(58.6)	(15.4)
Operating income	453.7	406.9	46.8
Other expense, net	(33.7)	(26.4)	(7.3)
Equity in (losses) earnings of affiliates	(0.6)	4.0	(4.6)
Net financial expense	(260.9)	(219.8)	(41.1)
Income tax (expense) / benefit	(10.6)	121.5	(132.1)
Net income	147.9	286.2	(138.3)

Overview

For the year ended December 31, 2004, the Company has reported a net income of Ps. 147.9 million, in comparison to the Ps. 286.2 million net income recorded in the year 2003. This negative variation in the 2004 net income basically reflects positive effects recorded in 2003 as a result of  (i) a Ps. 137 million decrease in deferred tax liabilities related to income taxes due to the partial reduction of the capitalization of exchange loss, and (ii) a decrease in the dollar exchange rate during that year, which resulted in a gain of Ps. 30.7 million, derived from the positive effect of this decrease on the Company’s dollar-denominated liabilities, net of the partial reduction of the capitalized exchange loss. Furthermore, the 2004 results were affected by: (i) the increase of the exchange rate, which led to a total foreign exchange loss of Ps. 26.0 million, and (ii) an increase of  Ps. 36.8  million in the operating costs. Such variations were principally and partially offset by Ps. 77.9 million higher revenues related to sales of the NGL production and commercialization segment and a Ps. 33.1 million gain generated by the restructuring of the financial indebtedness.

Net Revenues

Gas transportation

Gas transportation service is the main business activity of the Company and represented approximately 44% and 47% of total net revenues earned during the years ended December 31, 2004 and 2003, respectively. Gas transportation service revenues are derived principally from firm contracts, under which pipeline capacity is reserved and paid for, regardless of actual usage by the shipper. TGS also provides interruptible transportation services subject to available pipeline capacity.

Gas transportation revenues for years ended December 31 2004 increased by 2.9% as compared to 2003. This increase basically arose from a Ps. 5.4 million impact of new firm transportation contracts that came into effect as from May 2004, and Ps. 5.0 million of higher interruptible transportation revenues.

Higher firm contracted capacity derives from open biddings conducted by TGS in March 2004. The additional firm contracted capacity is approximately 3.6 MMm3/d (127 MMcf/d) and is related to available capacity from the gas pipelines plus additional capacity obtained from enhancement works made on the pipeline system during the first months of 2004. Most of these new contracts became effective as from May 2004. It is estimated that annual revenues from these contracts will be approximately Ps. 9 million (based on current tariffs).

In light of the lack of investments in pipeline expansions over the last years (as a consequence of the tariffs “pesification” and the fact that the renegotiation of the transportation License is still pending) and due to a rising demand of natural gas from certain segments of the Argentine economy; the Argentine Government -through the Executive Branch Decree No. 180/04 and Resolution No. 185/04 issued by the Ministry of Federal Planning, Public Investment and Utilities- has established the framework for the constitution of a Trust Fund which would finance gas transportation system expansions . To that purpose, in June 2004, TGS submitted to the Energy Bureau a project for the expansion of San Martín pipeline transportation capacity for approximately 2.9 MMm3/d (102 MMcf/d) (for further information see Note 7.b. to the consolidated financial statements).

Revenues related to the interruptible transport service might be affected in the future due to the creation of the Gas Electronic Market in line with the provisions of the Executive Branch Decree No. 180/04 (for further information on this issue and on the current status of tariff renegotiation see Note 7.a. to the consolidated financial statements).

NGL production and commercialization

As opposed to the gas transportation segment, the Natural Gas Liquid (“NGL”) production and commercialization segment is not subject to regulation by ENARGAS.

Net revenues from the NGL production and commercialization segment represented approximately 51% and 48% of TGS’s total net revenues during years ended December 31, 2004 and 2003, respectively. NGL production and commercialization activities are conducted at the Cerri Complex, located near Bahía Blanca and connected to each of the Company’s main pipelines. At the Cerri Complex, TGS recovers ethane, propane, butane and natural gasoline. TGS sells its production to NGL marketers and refineries in the local market and part of the production is exported to Petrobras International Finance Company (“Petrobras”), a subsidiary of Petróleo Brasileiro S.A. at current international market prices. Ethane is entirely sold in the domestic market to PBB-Polisur S.A. (“Polisur”)  at agreed prices.

NGL Production and Commercialization revenues increased by Ps. 77.9 million in year ended December 31, 2004 as compared to 2003, mainly due to a Ps. 76.8 million increase generated by a rise of international prices, which went along with oil price escalation. Additionally, Ps. 4 million of this variation are due to an increase of approximately 5% of the volumes sold  (this variation includes the negative effect of a lower volume in exports on our account in order to sell higher volumes to the local market and thus, satisfy the higher local demand).

Other services

Other services segment is not subject to regulations by ENARGAS.

This segment includes midstream and telecommunications services. Midstream services include gas conditioning, gathering and compression services, which are generally rendered at wellhead, as well as activities related to construction, operation and maintenance of pipelines and compressor plants.

Other services revenues increased by Ps. 11.2 million in the year ended December 31, 2004 as compared to 2003, mainly due to: (i) Ps. 5.3 million higher revenues derived from construction services, (ii) Ps. 4.8 million higher revenues derived from the midstream segment, and (iii) Ps. 3.1 million higher revenues related to telecommunication services (which include the effect of tariffs increases resulting from adjustments made by a reference stabilization index –Coeficiente de Estabilización de Referencia, “CER”- or tariffs in dollars).

Cost of Sales and Administrative and Selling Expenses

Cost of sales and administrative and selling expenses for year ended December 31, 2004 increased by approximately Ps. 54.5 million as compared to the year 2003. This variation derives mainly from (i) a Ps. 18 million increase of direct costs related to the NGL production and commercialization segment caused by the increases of input prices and produced volumes; (ii) Ps. 14.5 million higher taxes and contributions caused basically by increases in the tax on propane and butane exports rates, which rose from 5% to a 20% in May 2004; and (iii) Ps. 8.6 million higher operation and maintenance costs of the gas transportation pipeline system.

Net Financial Expense

Net financial expense for the year ended December 31, 2004 decreased by Ps. 41.1 million as compared to the year 2003.  The breakdown of net financial expense is as follows:

	2004	2003
Generated by Assets

Interest income	8.7	4.1
Loss on exposure to inflation	-	(5.1)
Foreign exchange gain / (loss)	32.0	(32.9)
Other financial results, net	(5.5)	14.1
Total…………………………………………………………………...	35.2	(19.8)

Generated by Liabilities

Interest Expense	(251.3)	(235.4)
Gain on exposure to inflation	-	1.5
Foreign exchange (loss) / gain	(58.0)	63.6
Amortization of intangible assets	(6.0)	(9.6)
Write off of intangible assets retired	(63.5)	(3.5)
Interest expense reversion	96.6	-
Other expenses and financial charges	(13.9)	(16.6)
Total	(296.1)	(200.0)

This negative variation is explained basically for a significant fall of the foreign exchange rate in the year ended December 31, 2003. The effect of this decrease - from Ps. 3.37 to Ps 2.93 for each dollar - was a Ps. 30.7 million gain originated in net liabilities position in dollars, net of a partial reduction of the capitalization of exchange loss.  Moreover, in 2004, the exchange rate increased from Ps. 2.93 to Ps. 2.979, which generated an exchange loss of Ps. 26 million. This negative effect is partially offset by the gain generated in the year 2004 due to the restructuring of the financial indebtedness, which includes the default interest forgiveness, together with the effect of the lower interest rate, net of the write off of the financial intangible assets (for further information, see Note 6 of the consolidated financial statements).

Other expenses, net

In the year ended December 31, 2004, other expenses, net increased by Ps. 7.3 million as compared to 2003. The increase is mostly because of the Ps. 13 million allowance accounted in 2004 regarding a turnover tax claim, made by Buenos Aires Province, on the NGL sales billed since 2002. The Company also accrued a loss of Ps. 16.1 million during 2004 (in addition to the Ps. 24 million loss recorded in this line in 2003), in connection with a resolution from the Argentine Supreme Court, in a lawsuit filed by Gas del Estado S.E. (“GdE”) against TGS, relating to transferred assets upon the privatization of such company (for further information, see Notes 9.a. and e. of the consolidated financial statements).

Income Tax

In the year ended December 31, 2004, TGS reported a Ps. 10.6 million income tax expense, which compares to the Ps. 121.5 million gain reported in 2003. This represents a negative variation of Ps. 132.1 million, which derived mainly from a Ps. 137 million decrease in deferred tax liabilities in 2003 as a consequence of the partial reduction of the capitalized exchange loss.

3. Liquidity

The Company’s  primary sources and uses of cash during the years ended December 31, 2004 and 2003, are shown in the table below:

	2004	2003	Variation
	(in million of pesos)
Cash flows provided by operating activities	116.3	527.6	(411.3)
Cash flows used in investing activities	(98.0)	(61.5)	(36.5)
Cash flows (used in) / provided by financing activities	(354.7)	2.0	(356.7)
Net (decrease) / increase in cash and cash equivalents	(336.4)	468.1	(804.5)

Cash flows provided by operations during the year ended December 31, 2004 were Ps. 116.3 million, which represents a decrease of Ps. 411.3 million as compared to 2003. This decrease is basically due to the fact that TGS made the payment of interests of Ps. 370.3 million, which were postponed since May 14, 2003, when the Company decided to postpone interest and principal payments. Additionally, in the year ended December 31, 2004, cash flow used in financing activities amounted to Ps. 354.7 million, which corresponds to the amortization of 11% of the previously existing principal debt (for further information, see Note 6 of the consolidated financial statements).

1

4. Fourth quarter 2004 vs. Fourth quarter 2003

The following table presents a summary of the consolidated results of operations for the fourth quarters ended December 31, 2004 and 2003:

	2004	2003	Variation
	(in millions of pesos)
Net revenues Gas transportation NGL production and commercialization Other services	252.9 108.8 131.0 13.1	227.5 106.5 108.5 12.5	25.4 2.3 22.5 0.6
Cost of sales Operating costs Depreciation and amortization	(120.3) (73.1) (47.2)	(99.3) (53.0) (46.3)	(21.0) (20.1) (0.9)
Gross profit	132.6	128.2	4.4
Administrative and selling expenses	(20.9)	(13.9)	(7.0)
Operating income	111.7	114.3	(2.6)
Other expense, net	(23.0)	(0.7)	(22.3)
Equity in earnings (losses) of affiliates	0.1	(0.5)	0.6
Net financial expense	(14.4)	(60.1)	45.7
Income tax benefit / (expense)	4.3	(10.3)	14.6
Net income	78.7	42.7	36.0

Total net revenues for the fourth quarter of 2004 increased by 11.2%. Gas transportation revenue for the fourth quarter of 2004 presented a Ps. 2.3 million increase over the same quarter of 2003. This increase was due basically to higher firm (new contracts effective as from May 2004) and interruptible transportation service sales. NGL production and commercialization revenues for the fourth quarter of 2004 showed a Ps. 22.5 million increase over the fourth quarter of 2003. This increase is the result of a rise in the international reference prices, partially offset by approximately a 12% decrease in the sold volumes. Other services revenues for the fourth quarter of 2004 increased by Ps. 0.6 million as a consequence of higher revenues from telecommunications and midstream services.

Cost of sales and administrative and selling expenses for the fourth quarter of 2004 increased by Ps. 28.0 million, from Ps. 113.2 million in 2003 fourth quarter to Ps. 141.2 million in same period of 2004. This rise is basically attributable to: (i) a Ps. 8.8 million increase in NGL production costs, (ii) a Ps. 5.9 million increase in taxes and contributions, due basically to an increase in tax on exports as explained above, and (iii) a Ps. 3.9 million increase in the operating and maintenance expenses of the pipeline system.

For the fourth quarter of 2004, TGS reported net financial expense amounting to Ps. 14.4 million compared to a loss of Ps. 60.1 million in the same quarter in 2003. This variation of Ps. 45.7 million was mainly, as a consequence of the accounting gain generated by the debt restructuring process mentioned above which ended in December 2004.

Other expenses, net increased by Ps. 22.3 million for the fourth quarter of 2004, as compared to the same quarter of 2003. This variation is principally due to an allowance accrual in connection with the Buenos Aires Province claim, and an additional loss provision for the sentence of the Supreme Court regarding the lawsuit filed by GdE against TGS, both mentioned above.

2

5. Consolidated Balance Sheet Summary

Summary of the consolidated balance sheet information as of December 31, 2004, 2003, 2002, 2001 and 2000.

	(in thousands of Argentine pesos as described in Note 2.c. to the consolidated financial statements)
	2004	2003	2002	2001	2000 (1)
Current assets	610,659	810,525	354,513	315,048	212,138
Non-current assets	4,534,812	4,642,704	5,091,179	4,657,910	4,452,652
Total	5,145,471	5,453,229	5,445,692	4,972,958	4,664,790

Current liabilities	354,959	3,383,493	3,654,379	696,034	611,527
Non-current liabilities	2,583,912	11,064	18,815	1,896,024	1,660,191
Sub Total	2,938,871	3,394,557	3,673,194	2,592,058	2,271,718
Shareholders’ equity	2,206,600	2,058,672	1,772,498	2,380,900	2,393,072
Total	5,145,471	5,453,229	5,445,692	4,972,958	4,664,790

(1) Do not include the impact of the application of the deferred income tax.

6. Consolidated Statements of Income Summary

Summary  of the consolidated statements of income information for the years ended December 31, 2004, 2003, 2002, 2001 and 2000.

	(in thousands of Argentine pesos as described in Note 2.c. to the consolidated financial statements)
	2004	2003	2002	2001	2000 (1)
Operating income	453,750	406,897	435,858	698,923	649,360
Other expenses, net	(33,678)	(26,438)	(6,123)	(126,574)	(4,941)
Equity in (losses) / earnings of affiliates	(643)	4,030	(4,597)	(95)	-
Net financial expense…	(260,935)	(219,847)	(1,071,371)	(198,133)	(213,039)
Net income / (loss) before income tax	158,494	164,642	(646,233)	374,121	431,380
Income tax (expense) / benefit	(10,566)	121,532	37,831	(134,196)	(153,822)
Net income / (loss)	147,928	286,174	(608,402)	239,925	277,558

(1) Do not include the impact of the application of the deferred income tax.

7. Statistical Data (Physical Units)

As of December 31,	Fourth quarter ended December 31, 2004

Gas Transportation	2004	2003	2002	2001	2000	2004	2003	2002	2001	2000
Average firm contracted capacity (thousands of m³/d)	63,630	61,663	61,441	60,710	57,950	64,332	61,824	61,337	61,729	58,107
Average daily deliveries (thousands of m³/d)	61,535	52,608	49,350	46,661	49,631	58,240	51,556	40,851	41,260	43,182

NGL production and commercialization
* Production
Ethane (metric tons “mt”)	345,748	330,737	324,506	305,226	322,106	78,789	86,396	80,146	81,517	86,658
Propane and butane(mt)	516,918	499,281	491,096	437,753	572,254	133,392	141,663	104,477	103,577	132,866
Natural Gasoline (mt)	106,325	98,165	92,911	79,293	110,560	26,939	28,033	19,171	17,254	26,285
▪ Local market sales (a)
Ethane (mt)	345,748	330,737	324,506	305,226	322,106	78,789	86,396	80,146	81,517	86,658
Propane and butane (mt)	291,462	255,315	265,424	302,477	444,540	78,717	80,001	61,343	55,967	91,572
Natural Gasoline (mt)	12,301	9,852	14,012	20,556	44,363	4,555	2,122	2,293	3,337	10,743
▪ Exports (a)
Propane an butane (mt)	245,495	258,099	224,515	138,626	132,018	55,372	81,846	55,455	60,066	39,731
Natural Gasoline (mt)	92,874	84,081	77,378	63,553	65,010	21,189	19,346	17,886	18,970	13,113

(a)  Include natural gas processed on behalf of third parties.

8. Comparative Ratios

As of December 31,

	2004	2003	2002	2001	2000
Liquidity (Current assets to current liabilities)	1.72	0.24	0.10	0.45	0.35
Shareholder’s equity to total liabilities	0.75	0.61	0.48	0.92	1.05
Non current assets to total assets	0.88	0.85	0.93	0.94	0.95
Net income to average shareholders’equity	0.07	0.15	(0.29)	0.10	0.12

9. Other Information

TGS share market value in Buenos Aires Stock Exchange at closing of last business day

	2004	2003	2002	2001	2000
January	3.16	1.06	1.78	1.57	1.58
February	3.06	1.29	1.20	1.44	1.83
March	3.08	1.22	1.05	1.52	1.69
April	2.54	1.66	0.82	1.40	1.63
May	2.38	1.63	0.64	1.41	1.55
June	2.37	1.77	0.51	1.38	1.80
July	2.53	1.76	0.61	1.26	1.64
August	2.58	1.67	0.95	1.32	1.48
September	2.86	1.87	0.94	1.12	1.50
October	3.06	1.88	1.10	0.89	1.75
November	3.03	2.18	1.27	0.98	1.45
December	3.05	2.65	1.10	1.30	1.40

3

TGS in 2005

After having restructured our financial indebtedness, in 2005 we are in conditions to focus all our efforts in recovering the profitability of the gas transportation business and to consolidate and develop new  opportunities in the non regulated businesses.

The top priority,  in order to restore the value of the gas transportation business and foster investments, is to agree with the Argentine Government on the required changes to the regulatory framework. This agreement must contemplate tariff adjustment, a method for its subsequent adjustments and other amendments necessary for the development of the Company’s business. We are confident that the authorities, aware of the need to settle this pending issue and to respond to the growing natural gas demand, will agree with the sector on a regulatory framework which ensures the stability of the business and its economic feasibility in the long term.

For the non-regulated business, we strive to consolidate and enhance the NGL production and commercialization segment. As far as other services are concerned, we aim to develop synergies with other business segments and to explore new business opportunities both in the local and regional markets.

We also aim to preserve our high operating standards, maintaining the reliability indexes and our commitment to deliver quality to the client and protect the environment, while working on the safety of our employees to obtain the certification in the Work Safety and Health System in 2006.

To meet our goals, we rely on the effort and the cooperation of all the TGS team: we will work hard to develop tools and an appealing environment to attract and keep our talented people, with policies in line with the development of our business.

24

Board of Directors’ Proposal

Earning distribution for the year ended December 31, 2004, submitted for consideration to the Shareholders’ Meeting, is as follows:

Basis of distribution:	Thousands of constant Argentine pesos, as stated in Note 2.c. to the consolidated financial statements
Unappropriated retained earnings balance after Shareholders’ Meeting held on April 2, 2004	(29,352)
Net income for 2004	147,928
Total	118,576
Proposal: Legal Reserve	5,929
Unappropriated retained earnings	112,647

Buenos Aires, February 3, 2005.

Rafael Fernández Morandé

President

25

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

	2004						2003
	Shareholders´ contributions			Retained Earnings			
	Common stock nominal value	Cumulative inflation adjustment to common stock	Subtotal	Legal reserve	Unappropriated retained (deficit) earnings	Total shareholders' equity	Total shareholders' equity
Balances at the beginning of the year	794,495	1,145,012	1,939,507	148,517	(29,352)	2,058,672	1,786,131
Prior year adjustments (1)	-	-	-	-	-	-	(13,633)
Modified balances at the beginning of the year	794,495	1,145,012	1,939,507	148,517	(29,352)	2,058,672	1,772,498
Net income for the year	-	-	-	-	147,928	147,928	286,174
Balances at the end of the year	794,495	1,145,012	1,939,507	148,517	118,576	2,206,600	2,058,672

(1) See Notes 2.b) and 6 "TGS's initial Global Debt Restructuring Proposal".

The accompanying notes are integral part of these consolidated financial statements.

Rafael Fernández Morandé
President

TRANSPORTADORA DE GAS DEL SUR S.A.

AND ITS SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2004 AND 2003

(Amounts stated in thousands of constant Argentine pesos as described in Note 2.c.,

except for per share and per ADS amounts in constant Argentine pesos or where otherwise indicated)

1.

ORGANIZATION AND START-UP OF THE COMPANY

Transportadora de Gas del Sur S.A. (“the Company” or “TGS”) is one of the companies created as a result of the privatization of Gas del Estado S.E. (“GdE”). The Company commenced commercial transactions on December 29, 1992 and it is engaged in the transportation of natural gas and production and commercialization of natural gas liquids (“NGL”) in Argentina. TGS’s pipeline system connects major gas fields in southern and western Argentina with distributors of gas in those areas and in the greater Buenos Aires area. The gas transportation license to operate this system for a period of thirty-five years (“the License”) was exclusively granted to the Company. TGS is entitled to a one-time extension of ten years provided that it has essentially met the obligations imposed by the License and by Ente Nacional Regulador del Gas (National Gas Regulatory Agency or “ENARGAS”). The General Cerri Gas Processing Complex (the “Cerri Complex”), where the Company processes natural gas by extracting NGL, was transferred along with the gas transmission assets. The Company also renders “midstream” services, which mainly consist of gas treatment, removal of impurities from the natural gas stream, gas compression, wellhead gas gathering and pipeline construction, operation, and maintenance services.

TGS’s controlling shareholder is Compañía de Inversiones de Energía S.A. (“CIESA”), which together with Petrobras Energía S.A. (“Petrobras Energía”) and Enron Corp. (“Enron”) hold approximately 70% of the Company’s common stock. CIESA is owned 50% by Petrobras Energía and a subsidiary of Petrobras Energía and 50% by subsidiaries of Enron. Local and foreign investors hold the remaining ownership of TGS’s common stock.

On April 16, 2004, the shareholders of CIESA entered into a Master Settlement and Mutual Release Agreement (the “Settlement Agreement”). The Settlement Agreement provides for, among other things, the transfer, in two stages, of certain shares issued by TGS and by CIESA.  In the first stage, Enron holding will transfer 40% of the outstanding share capital of CIESA to a trust to be formed or to an alternative entity; and Petrobras holding will transfer their TGS class “B” common shares (representing 7.35% of the outstanding share capital of TGS) to Enron holding. In the second stage, Enron holding will transfer their remaining outstanding share capital of CIESA to the trust mentioned above or to an alternative entity, subject to the simultaneous transfer of the TGS class “B” common shares held by CIESA (representing approximately 4.3% of the outstanding shares of TGS) to Enron holding.

In May 2004, the bankruptcy court having jurisdiction over the bankruptcy of Enron approved the Settlement Agreement. In addition, the transfers referred to above are subject to several conditions, one of which is the approval from ENARGAS.

2.

BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company’s consolidated financial statements have been prepared in accordance with generally accepted accounting principles in force in the Autonomous City of Buenos Aires (“Argentine GAAP”), (except for what is mentioned in c) and h) in the present note) and the regulations of the Comisión Nacional de Valores (the Argentine National Securities Commission or “CNV”) and ENARGAS. Argentine GAAP differs in certain significant respects from generally accepted accounting principles in the United States of America ("US GAAP"). Such differences involve methods of measuring the amounts shown in the financial statements, as well as additional disclosures required by US GAAP and Regulation S-X of the Securities and Exchange Commission (“SEC”). These consolidated financial statements do not include any valuation adjustments or additional disclosures to reflect such differences.

The consolidated financial statements include the accounts of TGS and its subsidiary Telcosur S.A. (“Telcosur”) which have been consolidated following the methodology established in Technical Resolution (“TR”) No. 21 of the Argentine Federation of Professional Councils in Economic Sciences (“Argentine Federation”). The accounting policies used by Telcosur are consistent with those applied by TGS. All significant intercompany transactions have been eliminated in consolidation.

TRANSPORTADORA DE GAS DEL SUR S.A.

AND ITS SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2004 AND 2003

(Amounts stated in thousands of constant Argentine pesos as described in Note 2.c.,

except for per share and per ADS amounts in constant Argentine pesos or where otherwise indicated)

Detailed data reflecting subsidiary direct control as of  December 31, 2004 and 2003 is as follows:

Company	% of shareholding and votes	Closing date	Legal address

Telcosur S.A.	99.98%	December 31,	Don Bosco 3672, 6th Floor
Autonomous City of Buenos Aires

For consolidation purposes for year ended December 31, 2004 and 2003, audited financial statements of Telcosur as of those dates have been used.

a)

Use of estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, as well as the reported amounts of revenues and expenses during the reporting year. Estimates are used when accounting for the allowance for doubtful accounts, depreciation, amortization, impairment of long-lived assets, income taxes and contingencies. Actual results could differ from such estimates.

Such estimates and assumptions include the financial impacts on the consolidated financial statements of the Company as of December 31, 2004 caused by the measures adopted by the Argentine Government (relating to the economic crisis that started in December 2001). The projections, which include those related to the fair value of non-current assets at year end, contemplate alternative scenarios based on macroeconomic, financial, market and regulatory assumptions which are considered probable, and are aimed at restoring the financial condition of the Company. Actual results could materially differ from such evaluations and estimates, and such differences might be significant. Furthermore, at the time of the issuance of these consolidated financial statements it is not possible to foresee the future development of the country’s economy, the results of the License renegotiation (see Note 7), nor their consequences on the Company’s financial condition and the results of its operations. Consequently, any decision taken on the basis of these consolidated financial statements must consider the effects of these events and conditions and their future development. Therefore, the Company’s consolidated financial statements must be read in the light of these uncertain circumstances.

b)

New Accounting Standards

On December 21, 2001, the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires (“CPCECABA”) approved new accounting rules Technical Resolutions (“TR”) No. 16 to 19 issued by the Argentine Federation, with certain amendments. The new accounting rules have modified the valuation principles for assets and liabilities, introducing new valuation techniques for certain issues not addressed by the previous accounting rules and also incorporating additional disclosure requirements for the preparation of financial statements. In addition, TR No. 20 “Valuation of Derivative Financial Instruments and Hedging Operations” became effective as from January 1, 2003. Also, CNV issued Resolution No. 434/03, which adopted such new accounting rules with certain amendments effective January 1, 2003.

Additionally, the CPCECABA approved TR No. 21 “Equity method- consolidation of financial statements- information to be disclosed on related companies” through its Resolution M.D. No. 5/2003. TR No. 21 and its amendments became effective for public companies for fiscal years starting as from April 1, 2003. Although the CNV determined that this resolution will be effective for public companies for fiscal years starting as from April 1, 2004, early application is permitted and accordingly, the Company has applied TR No. 21 effective fiscal year 2004.

The principal amendments introduced by the new accounting rules which have impacted TGS’s financial statements are: (i) the adoption of an accounting model which enhances the utilization of the Company’s intention as valuation principle (such as the discounted value of receivables and liabilities); (ii) the incorporation of strict standards to make comparisons with fair values; (iii) the creation of standards to account for labor costs, derivative financial instruments and hedging operations; (iv) the mandatory adoption of the deferred income tax method to account for income taxes; and (v) new disclosure requirements relating to, among other things, segment and per share information and the information included for comparative purposes.

The cumulative effect of the adoption of these new valuation and disclosure rules on shareholders’equity at December 31, 2002, totaled  Ps. 5,522, as a consequence of the application of the deferred tax method.

c)

Presentation of consolidated financial statements in constant Argentine pesos

The consolidated financial statements have been prepared in constant Argentine pesos, recognizing the overall effects of inflation up to August 31, 1995. As from that date, in line with professional accounting standards and the requirements of the control authorities, the Company discontinued the restatement of its financial statements until December 31, 2001.

As established by Resolution No.3/2002 of the CPCECABA and Resolution No. 415 of the CNV, as from January 1, 2002 the Company resumed the recognition of the effects of inflation in these consolidated financial statements, following the provisions of TR No. 6, as amended by TR No.19, both issued by the Argentine Federation.  Accounting measurements restated due to the change in the purchasing power of the currency up to August 31, 1995, as well as those which have been originated between that date and December 31, 2001, are stated in the currency value as of the later date.

On March 25, 2003, the Executive Branch issued Decree No. 664, which provides that financial statements for periods ending after such date shall be stated in historical Argentine pesos. As a consequence and in accordance with Resolution No. 441, issued by the CNV, the Company suspended inflation accounting effective March 1, 2003. This criterion is not in line with effective accounting standards, which stipulate that financial statements should be restated as of September 30, 2003. If the Company had applied inflation accounting for the period from March 1 to September 30, 2003: (i) net assets as of December 31, 2004 would have decreased by Ps. 73 million, (ii) net income for the year ended December 31, 2003 would have decreased by Ps. 36 million, and (iii) the impact on the result for the year ended December 31, 2004 would not be material.

d)

Short-term receivables and liabilities in currency

Short-term receivables and liabilities, including accrued interest if applicable at the end of each year, have been valued at their respective nominal amount, which does not materially differ from the present value of the future cash flow that the receivables and liabilities will generate, using the internal rate of return estimated at inception.

e)

Foreign currency assets and liabilities

Assets and liabilities denominated in foreign currencies, including accrued interest, if applicable, have been translated at the prevailing exchange rates at the end of each  year. Detailed information is disclosed in Exhibit G.

f)

Inventories

Inventories consist of natural gas in the pipeline system owned by TGS in excess of line pack, which is classified as property, plant and equipment, and in the hands of third parties, and NGL obtained from natural gas processing at the Cerri Complex. The Company values these inventories at replacement or reproduction cost, as applicable, at the end of each year. The carrying value of inventories does not exceed its recoverable value.

g)

Investments

Overnight accounts are valued at their face values plus accrued interest, which do not materially differ from their discounted value using the internal rate of return effective at inception.

Money market funds have been valued at their respective fair value.

Investments in Sovereign Bonds to be held to maturity (Exhibit D) have been valued based on the best estimate of the present value of the cash to be received, using the discount rate estimated at the time of acquisition of the assets.  The book value of these investments, net of corresponding impairment, does not exceed their respective recoverable value.

Equity investments in companies in which the Company’s ownership interest ranges between 20% and 50%, such as Gas Link S.A. (“Link”) and Emprendimientos de Gas del Sur S.A. (“EGS”), have been accounted for under the equity method. These investments have been valued based on the financial statements at the dates specified in Exhibit C, which have been prepared applying similar criteria to that used by the Company to prepare its consolidated financial statements. As of December 31, 2004 and 2003, the investment in Link has been adjusted by Ps. 5,873 and Ps. 6,085, respectively, due to the elimination of intercompany profits, as required by Argentine GAAP.

As of September 30, 2004,  EGS recorded losses in excess of the book value of the investment recorded by the Company. As shareholders intend to support the operations of EGS, the Company has recorded these losses in these consolidated financial statements and disclosed the investment under Other Liabilities.

The Company considers its foreign subsidiary Transporte y Servicios de Gas en Uruguay S.A. (“TGU”) to be a “non-integrated subsidiary”. Consequently, TGU’s assets, liabilities and results of operations have been translated into Argentine pesos using the exchange rate in effect at year-end, while its common stock and retained earnings accounts have been translated using historical exchange rates. The investment in this company has been accounted for under the equity method.

The Company’s management is not aware of any significant transactions or events affecting Link, EGS and TGU financial statements, and there have been no significant transactions between TGS and these companies between  September 30, 2004 and December 31, 2004.

h)

Long-term receivables and liabilities in currency

As required by the CPCECABA, long-term receivables and liabilities (except for deferred tax assets and liabilities as described below) have been valued based on the best estimate of the discounted value of the amounts expected to be collected or paid, as applicable, using the interest rate effective at the time of the initial measurement or the interest rate for savings accounts of Banco de la Nación Argentina, in effect at the moment of the acquisition or incurrance of such assets or liabilities.

Loans have been valued based on the best estimate of the present value of the amounts expected to be paid, using the internal rate of return estimated at the inception of the transaction. This rate does not significantly differ from the market interest rate of that moment.

Assets and liabilities generated as a result of the application of the deferred tax method have been calculated at their nominal value in accordance with Resolution No. 434 of CNV (which is not in accordance with CPCECABA rules) net of valuation allowances for non-recoverable tax loss carryforwards.

i)

Property, plant and equipment, net

-

Assets transferred from the privatization of GdE: The value of these assets was determined based on the price paid for the acquisition of 70% of the Company’s common stock, which amounted to US$ 561.2 million. This price was the basis to determine a total value of common stock of US$ 801.7 million, which, when added to the debt assumed under the Company’s privatization agreement (the “Transfer Contract”) of US$ 395.0 million, resulted in a total value for property, plant and equipment of US$ 1,196.7 million.  Such value, converted at the exchange rate in effect as of the date of the Transfer Contract, has been restated for the effects of inflation as described in Note 2.c).

-

Line pack: It represents the natural gas in the transportation system that is necessary to keep the system at operating capacity, valued at acquisition cost and restated for the effects of inflation as described in Note 2.c).

-

Capitalization of exchange loss: Resolutions No. 3/2002 and 87/03 issued by the CPCECABA and Resolution No. 398 of the CNV established that exchange losses arising from the devaluation of the peso from January 6, 2002 to July 28, 2003, to the extent that they were related to foreign currency liabilities existing at the first date, are to be added to the cost basis of assets acquired or constructed with direct financing by such foreign currency liabilities. Similar accounting treatment is permitted, but not required, for exchange losses arising from indirect financing. It was assumed that the proceeds from such financings were used, firstly, to cover working capital requirements and, secondly, to finance the acquisition or construction of assets that do not qualify for capitalization. The remainder was assumed to relate to assets for which capitalization is permitted.

-

Additions: They are valued at acquisition cost restated for the effects of inflation as described in Note 2.c). The Company has capitalized all the investments stipulated as mandatory in the License during the first five-year period, in order to achieve system integrity and public safety equal to those required by international standards. Such investments included, among others, the costs of survey programs related to internal and external pipeline inspection, cathodic protection and pipeline replacement and recoating. Additionally, Resolutions No. 1,660 and No. 1,903 issued by ENARGAS include definitions prescribing which costs should be considered improvements and which costs should be considered maintenance expenses. Repair and maintenance costs are expensed as incurred.

-

Depreciation: The Company applied the straight-line method with a composite depreciation rate for all assets allocated to transportation service and to the NGL production and commercialization until December 31, 1999.

Assets allocated to natural gas transportation service: Resolutions No. 1,660 and No. 1,903 issued by ENARGAS established maximum useful lives applicable to each component of such assets to be applied effective January 1, 2000, which levels are lower than the useful lives applied by the Company through December 31, 1999. The new useful lives applied by the Company do not exceed the maximum useful lives determined in such resolutions. The above-mentioned resolutions also outline specific criteria for assets retirements. During fiscal year 2000, in compliance with the ENARGAS requirements in the mentioned resolutions and in order to maintain the straight-line method of depreciation, the Company changed from using a composite depreciation rate to using individual depreciation rates for each component of the assets allocated to the gas transportation service.

Assets allocated to NGL production and commercialization: While the Company maintains the straight-line method, during fiscal year 2000, it changed from using a composite depreciation rate to using individual depreciation rates for each component of the assets allocated to the NGL production and commercialization.

For depreciation of all other property, plant and equipment, the Company uses the straight-line method of depreciation and applies the annual depreciation rates disclosed in Exhibit A.  Gain or loss on retirement of these assets is recognized in income in the year in which such retirement occurs.

Capitalized exchange loss is depreciated over the remaining useful lives of the assets that led to such capitalization.

-

Interest Capitalization: The net cost of external financing used to fund the construction of long-lived assets is capitalized within “Property, Plant and Equipment”, net until the corresponding asset is ready for its intended use. As the conditions mentioned above have not been fulfiled, during the years ended December 31, 2004 and 2003, there was no capitalization of such interests.

Based on the projections made as discussed in Note 2.a), the Company’s management believes that the recorded value of property, plant and equipment, taken as a whole, does not exceed its recoverable value.

a)

Intangible assets

Intangible assets are valued at their historical cost, restated to account for the effects of inflation as described in Note 2.c), less accumulated amortization.

The amortization of pre-operating costs, organization costs, cancellation costs of commitments assumed under the Transfer Contract and other costs was calculated over a period of primarily thirty-five years through December 31, 2000. Starting January 1, 2001, the net book value of these costs as of December 31, 2000 is being amortized over a five-year period, as well as the cost of the acquisition of licenses.

Through December 15, 2004, the costs incurred as a consequence of entering into contracts to hedge the Company from fluctuations in interest rates were deferred over the term of the related loans. In addition, up to December 15, 2004, arrangement costs for the issuance of debt associated with Global Programs, as well as debt issuance costs, were deferred over the term of the related debt. As mentioned in Note 6, on December 15, 2004, the Company completed the restructuring process of its financial indebtedness. Consequently, the Company charged to expense (i) unamortized hedging costs, (ii) unamortized Global Program and notes issuance costs, and (iii) other costs incurred in connection with the restructuring process..

b)

Income tax provision

The Company and its subsidiary have calculated their respective income taxes using the deferred tax method, which considers the effect of temporary differences between the financial reporting and income tax bases of accounting.

To estimate deferred tax assets and liabilities, the tax rate expected to be in effect at the time of utilization was applied to identified temporary differences and tax loss carryforwards based on the legal requirements effective at the time of preparation of these consolidated financial statements.

Income tax (expense) / benefit for years ended December 31, 2004 and 2003 consist of the following:

	2004	2003
Estimated current income tax expense	(309)	(85)
Deferred income tax expense	(98,671)	(85,712)
Change in valuation allowance	88,414	207,329
Income tax (expense) / benefit	(10,566)	121,532

The components of the net deferred tax asset as of December 31, 2004 and 2003, are the following:

	2004	2003
Non current deferred tax assets and liabilities
Allowance for doubtful accounts	98	316
Deferred sales	(849)	(744)
Present value other receivables	775	801
Sovereign bonds impairment	6,496	4,581
Deferred earned interests	(367)	-
Property, plant and equipment, net	(84,914)	(87,316)
Intangible assets, net	(1,498)	(3,373)
Other provisions	17,765	8,596
Provision for contingencies	7,378	2,979
Exchange difference (1)	58,002	87,003
Tax loss carryforwards	348,904	437,618
Valuation allowance	(245,911)	(334,325)
Net deferred tax asset	105,879	116,136

(1) Corresponds to the negative results caused by the devaluation of the Argentine Peso as of December 31, 2002 which according to Decree No. 2,568/02, will be deductible for income tax purposes in five years from 2002 to 2006.

TRANSPORTADORA DE GAS DEL SUR S.A.

AND ITS SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2004 AND 2003

(Amounts stated in thousands of constant Argentine pesos as described in Note 2.c.,

except for per share and per ADS amounts in constant Argentine pesos or where otherwise indicated)

Income tax expense computed at the statutory tax rate (35%) on pre-tax income differs from the income tax (expense) / benefit for the years ended December 31, 2004 and 2003 as follows:

	2004	2003
Pre-tax income	158,494	164,642
Statutory income tax rate	35%	35%
Income tax expense at statutory income tax rate	(55,472)	(57,625)
Permanent differences at statutory income tax rate
- Inflation adjustment	(37,204)	(31,928)
- Equity in earnings of affiliates	(164)	(778)
- Change in valuation allowance	88,414	207,329
- Others	(6,140)	4,534
Total net income tax (expense) / benefit	(10,566)	121,532

The accumulated tax loss carryforwards on a consolidated basis that are available to offset future taxable income are the following:

Description	Amount	Year of expiration
Tax loss carryforward 2002 (1)	1,235,603	2007
Utilization in 2004	(238,734)
Accumulated tax loss carryforward	996,869

(1)

Remainder after the presentation of the tax return form for the fiscal year 2003.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become recoverable. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning in making these assessments. The Company is required to continuously evaluate the recoverability of deferred tax assets. This evaluation is based on internal projections made as discussed in Note 2.a), which are routinely updated to reflect more recent trends in the Company’s results of operations. As of December 31, 2004 and 2003 based on current financial information, the Company is uncertain that it will recover its entire deferred tax assets through future taxable income. Accordingly, at December 31, 2004 and 2003 the Company recognized a valuation allowance of Ps. 245,911 and Ps. 334,325 against its deferred tax assets respectively.

a)

Asset tax provision

The Company and its subsidiary are subject to the Asset Tax Law (“Impuesto a la Ganancia Mínima Presunta”), which became effective for fiscal periods ending after December 30, 1998. The asset tax is calculated on an individual entity basis at the statutory tax rate of 1%, and is based upon the taxable assets of each Argentine entity as of the end of the year. This tax is complementary to income tax and the Company is required to pay the greater of the income tax or the asset tax. Any excess of the asset tax over the income tax may be carried forward and recognized as a payment on account of any excess of income tax over asset tax occurring within the subsequent ten years.

In the opinion of the management, it is more likely than not that the Company will utilize such asset against future taxable income charges within the next ten years, and, as a result, the Company has recognized the accumulated asset tax charge within “Other non-current receivables” in the accompanying consolidated balance sheet.

b)

Allowances and provisions for contingencies

The Company provides for losses relating to its accounts receivable and government bonds. The allowance for losses is based on management’s evaluation of various factors, including the credit risk of customers, historical trends and other information. While management uses the information available to make evaluations, future adjustments to the allowance may be necessary if future economic conditions differ substantially from the assumptions used in making the evaluations. Management has considered all events and/or transactions that are subject to reasonable and normal methods of estimation, and the consolidated financial statements reflect that consideration.

In addition, TGS has recognized a valuation allowance to adjust the remaining balance of the tax loss carryforward included in the tax return for the fiscal year 2002, which based on the income projections, will be utilized until its prescription.

The Company has certain contingent liabilities with respect to existing or potential claims, lawsuits and other proceedings, including those involving legal and regulatory matters. The Company records liabilities when it is probable that future costs will be incurred and such costs can be reasonably estimated. Such accruals are based on developments to date, the Company's estimates of the outcome of these matters and the experience of the Company’s legal counsel in contesting, litigating and settling other matters. As the scope of the liabilities becomes better defined, there will be changes in the estimates of future costs, which could have a material effect on the Company's future results of operations and financial condition or liquidity.

Contingencies and allowances are disclosed in Note 9 and Exhibit E.

c)

Shareholders' equity accounts

These accounts have been restated to account for the effects of inflation as described in Note 2.c), except for "Common stock nominal value" which is stated at original cost. The adjustment derived from its restatements has been disclosed in the account “Cumulative inflation adjustment to common stock”.

d)

Revenue recognition

Firm transportation revenues are recognized based on the accrued contracted capacity reserved regardless of actual usage. For interruptible transportation services and certain NGL production and commercialization contracts, revenues are recognized upon the delivery of natural gas or gas liquids to customers, respectively. For other NGL production and other services contracts, revenues are recognized when services are rendered.

e)

Statement of income accounts

Expenses related to consumption of non-monetary assets have been restated to reflect the effects of the inflation as described in Note 2.c).

f)

Earnings and dividends per share and per American Depositary Shares (“ADS”)

Earnings and dividends per share and per ADS for years ended December 31, 2004 and 2003 have been calculated based on 794,495,283 outstanding shares during each period. One ADS represents five Class B shares. As the Company does not have preferred stock or convertible debt, the amount of basic earnings per share is the same as the amount of diluted earnings per share.

3.

CONSOLIDATED BUSINESS SEGMENT INFORMATION

The Company's business segments are as follows: (i) natural gas transportation services through its pipeline system; (ii) NGL production and commercialization and (iii) other services, which include midstream and telecommunication services (the latter rendered by the its subsidiary, Telcosur).

Operating income consists of net revenues less operating expenses. In the calculation of operating income, the following items have not been included: other expenses, net, equity in (losses) / earnings of affiliates, net financial expense and income tax (expense) / benefit.

Assets and liabilities allocated to each segment are those used by the Company to develop each business. Assets and liabilities that cannot be allocated to a specific segment have been grouped under "Corporate" and include investments and loans, among others.

There were no revenues among the business segments during the reported years.

As of and for the year ended December 31, 2004	Gas Transportation	NGL Production and commercialization	Other services	Corporate	Total
Net revenues	434,343	506,270	53,471	-	994,084
Operating income (loss)	199,439	276,038	10,780	(32,507)	453,750
Depreciation of property, plant and equipment	135,318	27,509	13,858	4,606	181,291
Additions to property, plant and equipment (includes work in progress)	86,614	12,605	2,578	7,588	109,385
Identifiable assets	4,004,438	452,309	194,852	493,872	5,145,471
Identifiable liabilities	68,543	43,476	4,838	2,822,014	2,938,871

As of and for the year ended December 31, 2003

Net revenues	422,093	428,361	42,341	-	892,795
Operating income (loss)	192,408	240,047	5,846	(31,404)	406,897
Depreciation of property, plant and equipment	134,904	26,371	13,397	5,887	180,559
Additions to property, plant and equipment (includes work in progress)	28,946	11,172	2,438	1,689	44,245
Identifiable assets	4,002,960	450,713	218,280	781,276	5,453,229
Identifiable liabilities	37,872	39,005	8,116	3,309,564	3,394,557

The Company provides credit in the normal course of its gas transportation business principally to gas distribution companies, to Petrobras Energía, to Profertil S.A. (“Profertil”) and to Repsol-YPF S.A. (“Repsol-YPF”). The principal customers net revenues from gas transportation for the years ended December 31, 2004 and  2003 are as follows:

	Net revenues as of December 31,
Gas Transportation	2004	2003
MetroGas S.A.	171,573	172,205
Camuzzi Gas Pampeana S.A.	77,914	76,741
Gas Natural BAN S.A.	60,847	61,162
Petrobras Energía	25,522	25,127
Camuzzi Gas del Sur S.A.	19,153	16,855
Profertil	11,592	11,466
Repsol-YPF	11,205	10,735

The principal customers in the NGL production and commercialization segment are  Petrobras International Finance Company (“Petrobras”), a subsidiary of Petróleo Brasileiro S.A., and PBB-Polisur S.A.(“Polisur”). Net revenues for these customers for the years ended December 31, 2004 and  2003 are as follows:

	Net revenues (1) as of December 31,
NGL Production and Commercialization	2004	2003
Petrobras	364,535	286,105
Polisur	132,231	141,111

(1) Includes NGL sales made on account of third parties, from which TGS withholds charges for production and commercialization.

TRANSPORTADORA DE GAS DEL SUR S.A.

AND ITS SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2004 AND 2003

(Amounts stated in thousands of constant Argentine pesos as described in Note 2.c.,

except for per share and per ADS amounts in constant Argentine pesos or where otherwise indicated)

4.     SUMMARY OF SIGNIFICANT BALANCE SHEET ITEMS AS OF DECEMBER 31, 2004 AND 2003

		2004	2003
a)	Current trade receivables
	Gas transportation
	MetroGAS S.A.	17,515	16,411
	Camuzzi Gas Pampeana S.A.	7,491	7,421
	Gas Natural BAN S.A.	6,834	6,293
	Camuzzi Gas del Sur S.A.	1,720	1,622
	Profertil .	1,176	1,188
	Repsol-YPF .	981	1,131
	Related companies	5,255	4,025
	Others	7,906	5,721
	Subtotal	48,878	43,812

	NGL production and commercialization
	Polisur	17,508	12,257
	Repsol-YPF.	3,166	3,036
	Related companies	27,128	16,461
	Others	14,602	7,027
	Subtotal	62,404	38,781

	Other services
	Pan American Energy LLC (Argentine Branch)	6,629	6,496
	Profertil.	3,246	3,666
	Consorcio Yacimiento Ramos	2,264	4,800
	Related companies	6,570	3,057
	Others	8,793	2,220
	Subtotal	27,502	20,239

	Allowance for doubtful accounts (Exhibit E)	(920)	(1,542)
	Total	137,864	101,290

b)	Other current receivables
	Tax credits	34,696	2,283
	Tax credit certificates	-	10,542
	Prepaid insurance expense	3,680	3,819
	Other prepaid expenses	1,092	1,528
	Escrow deposits	71,203	198
	Advanced payments to suppliers	15,217	7,497
	Others	5,513	2,077
	Total	131,401	27,944

c)	Non current trade receivables
	Other services
	Pan American Energy LLC (Argentine Branch)	6,838	10,070
	Profertil.	17,027	17,477
	Total	23,865	27,547

TRANSPORTADORA DE GAS DEL SUR S.A.

AND ITS SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2004 AND 2003

(Amounts stated in thousands of constant Argentine pesos as described in Note 2.c.,

except for per share and per ADS amounts in constant Argentine pesos or where otherwise indicated)

		2004	2003
d)	Other non current receivables
	Deferred income tax (Note 2.k.)	105,879	116,136
	Asset tax credit (Note 2.l.)	57,746	29,004
	Easement expense to be recovered (Note 9.b.)	4,233	4,233
	Tax credit certificates	9,246	-
	Others	4,007	3,804
	Total	181,111	153,177

e)	Current accounts payable
	Suppliers	83,830	46,128
	Advanced payments from clients	17,530	21,888
	Related companies (Note 10)	7,146	10,553
	Total	108,506	78,569

f)	Taxes payable
	Asset tax, net	6,539	6,600
	Turnover tax	778	1,449
	Value added tax (“VAT”)	1,221	5,834
	Tax on exports	9,434	1,828
	Others	2,396	1,572
	Total	20,368	17,283

g)	Other liabilities
	Provisions for third parties’ claims (Exhibit E)	21,081	8,511
	Provisions for Gas del Estado lawsuit	(1) 45,254	24,000
	Other provisions	992	886
	Total	67,327	33,397

h)	Non current accounts payable
	Advanced payments from clients	11,112	3,516
	Total	11,112	3,516

(1) Net of the cost of Cordillerano Pipeline expansion, which amounted to Ps. 15,212 (Note  9.a.).

5.       SUPPLEMENTAL CASH FLOW INFORMATION

In the preparation of the consolidated statements of cash flows, cash and cash equivalents include investments with original maturities of three months or less. The Company uses the indirect method, which requires a series of adjustments to reconcile net income for the year to net cash flows from operating activities.

Cash and cash equivalents at the end of the year are as follows:

	As of December 31,
	2004	2003
Cash and deposits in banks	10,116	11,688
Current investments, net	325,777	664,149
Current investments with original maturity longer than three months	(96)	(3,615)
Total	335,797	672,222

TRANSPORTADORA DE GAS DEL SUR S.A.

AND ITS SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2004 AND 2003

(Amounts stated in thousands of constant Argentine pesos as described in Note 2.c.,

except for per share and per ADS amounts in constant Argentine pesos or where otherwise indicated)

Non-cash transactions are as follows:

	As of December 31,
	2004	2003
Supplier financing	2,242	7,767
Capitalization of exchange loss tax credits	-	(391,318)

6.

LOANS

Detailed information of TGS’s debt profile as of  December 31, 2004 and 2003 is as follows:

	2004	2003
Current Loans:
Tranche A:
2004 Euro medium – term notes (“EMTN”) Program: Series 1 notes	75,077	-
Privately placed notes	12,416	-
Inter-American Development Bank (“IDB”) loans	41,375	-

1999 EMTN Program: Series 1 notes	-	439,500
1999 EMTN Program: Series 2 notes	(1) 7,129	439,500
2000 EMTN Program: Series 1 note	-	586,000
1993 EMTN Program: Series 3 notes	-	293,000
IDB loans	-	955,180
Other loans	-	298,715

Interests payable	9,185	230,529
Leases (rates between 7.65% and 9.00%)	3,206	2,818
Total current loans	148,388	3,245,242

Non current loans:
Tranche A
2004 EMTN Program: Series 1 notes	748,834	-
Privately placed notes	115,268	-
IDB loans	408,075	-

Tranches B-A and B-B
2004 EMTN Program: Series 1 notes	760,531	-
Privately placed notes	117,861	-
IDB loans	414,877	-

Interests payable	2,053	-
Leases (rates between 7.65% and 9.00%), due through 2008.	5,301	7,548
Total non-current loans	2,572,800	7,548
Total loans	2,721,188	3,252,790

(1) It corresponds to notes that did not participate in the exchange.

Debt Restructuring:

In December 2004, TGS concluded the restructuring process of its outstanding indebtedness. The restructuring proposal, which obtained the consent of 99.76% of the Company’s creditors, consisted in the exchange of existing debt obligations for a combination of cash and the issuance of new notes (for the holders of this kind of instrument) or privately placed notes (in exchange for short–term obligations). Regarding the IDB loans, besides the cash payment, TGS subscribed amended and restated loan agreements (“Amended Loan Agreements”).

The cash payment consisted in the repayment of an equal to 11% of principal owed to those creditors who gave their consent to the exchange offer and a payment of the accrued and unpaid interests of the previous debt, calculated at the contractual interest rate of each of the Company’s previous debt obligations until December 31, 2003 and at an annual rate of 6.18% from January 1, 2004 to December 15, 2004. Such payment was considered as settlement of all claims for accrued and unpaid interest, including default interest.

The

new debt obligations (notes and privately placed notes) and the Amended Loan Agreements were issued and subscribed, respectively, for the remaining 89% of the principal amount and were instrumented in tranches A, B-A and B-B.

Notes, privately placed notes and loans type A (“Tranche A”) amount to US$ 470,306,281, which represents 52% of the new debt obligations principal. Tranche A accrues interest at an annual rate of 5.3% for the first year, stepping up to 7.5% in the last year. Principal is amortized over a 6-year term, starting as from the first year. Principal amortization and interest payment are made on a quarterly basis.

Notes, privately placed notes and loans type B-A (“Tranche B-A”) and type B-B (“Tranche B-B”) amount to US$ 409,044,874 and US$ 25,083,940, respectively (together representing 48% of the new debt obligations), and accrue interest at an annual rate of 7% for the first year, increasing up to 10% in the last year. These tranches accrue an incremental interest rate as from the third year, which in the case of the tranche B-A may range from 0.75% to 2%, subject to, if applicable, the level of the consolidated EBITDA  (defined as earnings before net financial expense, income tax, depreciation and amortization) of each fiscal year. The incremental annual rate for the Tranche B-B is 0.60% for the third year, increasing by 5 basic points in each of the subsequent years until it reaches 0.90% in the last year. Principal is amortized over 9 years, with a grace period of 6 years. Principal amortization and interest amounts are payable on a quarterly basis.

The new debt includes a clause providing for an early amortization, the implementation and amount of which, if applicable, depends on the consolidated debt ratio (relation between the consolidated debt and the consolidated EBITDA of the last four quarters), the liquidity level and certain subsequent payments that the Company should make. These variables are calculated at the end of each period/year. The final early amortization is calculated based on the fiscal year ended December 31, 2010. The  early amortizationthat is calculated based on the annual financial statements is mandatory, as well as the early amortizationthat is calculated based on the semi-annual financial statements, when the Company would make advance dividends payment. The anticipated amortization is optional at the Company’s choice in the case of interim financial statements and semi-annual financial statements when there is no  intent to make advance dividends payment.

The schedule of future principal amortizations is as follows:

	In million of pesos
	2005	2006	2007	2008	2009	2010	2011	2012	2013
Tranche A	129	126	140	279	349	378	-	-	-
Tranches B-A and B-B	-	-	-	-	-	-	530	569	194

The issuance of new notes and privately placed notes for an amount of US$ 531,870,232 and US$ 82,424,863, respectively, were carried out under the Global Program for the issuance of notes up to a maximum amount of US$ 800 million. The creation of the Global Program was approved by the Ordinary Shareholders Meeting held on April 2, 2004 and authorized by the CNV on October 28, 2004. Public trading of this issuance was authorized by the Bolsa de Comercio de Buenos Aires ("BCBA"). At the date of issuance of these consolidated financial statements, the authorization for public trading under the  Mercado Abierto Electrónico (“MAE”) is still under way.

The restructuring of TGS indebtedness generated gains of Ps. 76,482 derived from the default interest forgiveness as well as Ps. 20,121 related to the change of interest rate recorded as from January 1, 2004.

Covenants:

The Company is subject to the compliance of a series of restrictions arising from its new debt agreements which include, among others, the following:

i)

The Company may assume new debt, subject to the following covenants, among others:

a.

Debt for the financing of working capital, including short-term financing or imports/exports financing, provided that the aggregate outstanding amount of this kind of debt does not exceed US$ 25 million.

b.

Debts for the refinancing of  the restructured debt.

c.

As from December 15, 2007, the Company may assume additional indebtedness provided that at the moment of incurring such debts the consolidated debt ratio is lower than 3.50 for the twelve-month period starting as from that date. This cap decreases throughout the subsequent years until it goes down to 3.00 in the year 2013.

d.

Outstanding financial leasing obligations shall not exceed US$ 10 million at any moment.

e.

Debts related to hedging or foreign currency agreements, provided that such agreements are not subscribed with speculative purposes and are required to cover or manage the risk the Company is or is expected to be exposed to in the natural course of business.

ii)

The Company may carry out the following capital expenditures, among others:

a.

With no restrictions when related to (i) capital expenditures used in emergency unscheduled repairs and maintenance; (ii) capital expenditures to be financed by third parties through advance payments from clients and (iii) capital expenditures to be financed by capital contributions in cash or by the issuance of subordinated debt.

b.

Capital expenditures incurred in connection with maintenance activities, up to a maximum annual amount of US$ 26 million in 2004, increasing up to US$ 58 million in 2010 and subsequent years while the restructured debt remains outstanding. However, if in any of the fiscal years the total amount for capital expenditures is lower than the mentioned maximum amounts, the difference may be added to the maximum amount of the subsequent year.

c.

Capital expenditures not mentioned in a. and b., for an initial amount of US$ 75 million which may be increased when early amortizations of debt principal are paid based on liquidity surplus accomplished at the end of each period/fiscal year.

d.

Without any restrictions, and concerning any kind of capital expenditure as from December 15, 2008, if the consolidated debt ratio is lower than 3.

iii)

The Company may pay dividends as long as (i) the Company is not in default with its creditors, (ii) the early amortization and additional interests of Tranche B, in both cases if applicable, have been cancelled and, (iii) the consolidated coverage ratio at the closing of each annual or quarterly financial statement is higher than 2.70 in the fiscal year 2005 (the minimum rises up to 3.00 for the fiscal year 2009 onwards). The consolidated coverage ratio is the  qoutient of  the consolidated adjusted EBITDA to the consolidated interest expense (as each of those terms is defined in the new debt obligations for the purpose of calculating the ratio).

The aggregate amount paid of management fee and dividends shall not exceed US$ 15 million for the fiscal years 2005 and 2006, US$ 20 million for the fiscal year 2007 and US$ 25 million for the fiscal year 2008 and subsequent years, until the restructured debt remains outstanding.

iv)

Restriction to assets sales: TGS shall not carry out any asset sales unless (i) the sale operation involves a non-regulated asset and is carried out under arms-length, (ii) the price at the transaction date is at least the fair market value of the assets sold and (iii) at least 75% of the payment received by the Company is in cash or a cash equivalent. Additionally, the proceeds obtained from non-regulated asset sale shall be used in the cancellation of the new debt obligations of the Company, unless they are reinvested in new assets within a year as from the date of the sale transaction.

Description of the previously existing debt

A description of the most significant financial agreements that have been restructured is included below:

-

Notes:

-

Series 3 notes under the 1993 EMTN Program: Five-year registered notes for an aggregate amount of US$ 100 million bearing interest at six-month LIBOR plus 0.65% through the first year, stepping up to 0.85% in the fifth year. The notes were authorized for trading in the BCBA. Net proceeds from the placement were used for debt refinancing, to finance capital expenditures and for working capital needs. The original maturity of debt principal was scheduled for December 18, 2002. As agreed between the Company and its creditors, the maturity date was extended until March 18, 2003.

-

Series 1 notes under1999 EMTN Program: Medium-term (3 years) registered notes in an aggregate principal amount of US$ 150 million, that were scheduled to mature in a single payment on March 27, 2003. The notes bore interest at 30, 60, 90 or 180 days LIBOR, at the Company’s choice, plus 2.25% through the first year, stepping up to 3% in the third year. Net proceeds from this transaction were applied to refinance the issuance under the 1997 Global Program, created in February 1997 for a term of 36 months and whose last issuance was cancelled on March 27, 2000.

-

Series 2 notes under 1999 EMTN Program: Medium-term (3 years) registered notes in an aggregate principal amount of US$ 150 million, issued at a price of 99.694%, that were scheduled to mature in a single payment on April 15, 2003. The notes bore interest at an annual fixed rate of 10.38%, payable semi-annually. The Luxembourg Stock Exchange, the BCBA and the Mercado Abierto Electrónico authorized the public trading of this issuance. Net proceeds from this transaction were exclusively used to prepay and partially refinance the second issuance under the 1996 Global Program, which matured in June 2000.

-

Series 1 note under 2000 EMTN Program: Medium-term (5 years) registered note in an aggregate principal amount of US$ 200 million with final maturity on April 24, 2006, which was privately placed (the “OPIC Note”). Debt would have been paid in five equal semi-annual installments with a 36-month grace period, whose first installment matured on April 24, 2004. The note bore interest at LIBOR, plus 1.955% annual, payable quarterly. The note was acquired by the financial trust “Titan TGS 2001” and is the underlying asset of the Class “A” and “B” notes issued by such trust. The class “A” notes were covered by an insurance provided by the Overseas Private Investment Corporation (“OPIC”) that covers risk of non-convertibility of local currency, transfer restrictions imposed by the government and expropriation, in each case, if certain conditions are met. Proceeds from this transaction were applied to finance the investment plan for the period 2001-2003.

-

IDB loans:

In April 1999, TGS received funds from an IDB loan agreement, for a total amount of US$ 226 million (the “April IDB Loan Agreement”). The April IDB Loan Agreement matures in 12 years payable in fifteen equal semi-annual installments, with a five-year grace period that results in an eight and a half-year average life whose first maturity took place on May 15, 2004. The April IDB Loan Agreement is structured through an “A” loan disbursement of US$ 50 million which is funded by the IDB and a “B” loan disbursement totaling US$ 176 million which was raised through a private placement to foreign investors. IDB is the lender of record and administrator for both “A” and “B” loans. The transaction was priced at 450 basic points over an average US Treasury bond interest rate settled at 5.15% (for US$ 200 million) and at 375 basis points over LIBOR (for the remaining US$ 26 million). Proceeds from the transaction were utilized in financing part of the capital expenditures over the period 1998-2002 associated with expansions and enhancements of the gas transportation, NGL production and commercialization and other services activities.

Additionally, in November 1999, TGS received a loan which totals US$ 100 million pursuant to another IDB loan agreement (the “November IDB Loan Agreement”). The November IDB Loan Agreement matures in eleven and a half years payable in fifteen equal semi-annual installments, with a four and a half-year grace period and an eight-year average life and whose first maturity took place on May 15, 2004. The November IDB Loan Agreement is structured through an “A” loan disbursement of US$ 25 million which is funded directly by the IDB and a “B” loan disbursement of US$ 75 million which was raised through a private placement to foreign investors. The transaction was priced at 420 basis points over an average US Treasury bond interest rate settled at 5.99%. Proceeds from the transaction were utilized in financing part of the capital expenditures over the period 1999-2002 associated with expansions and enhancements of the gas transportation, NGL production and commercialization and other services activities.

-

TGS’s  initial Global Debt Restructuring Proposal

The Initial Proposal was initiated on February 24, 2003 and complemented by a supplement dated March 25, 2003 which would be implemented by means of an out-of-court renegotiation agreement, or “Acuerdo Preventivo Extrajudicial” (“APE”). The Company failed to achieve the required consent majority and on May 14, 2003  decided to withdraw the Initial Proposal and simultaneously announced the postponement of principal and interest payments. As a consequence of the withdrawal of the Initial Proposal, the Company classified its outstanding long-term debt obligations as Current Loans in its consolidated balance sheet as of December 31, 2003. Additionally, the withdrawal of the Initial Proposal resulted in an accrual of default interest derived from TGS’s breach of the financial agreements entered with its creditors. As such default interest requires a formal demand from the creditor to be due and payable and considering that this demand had not been made and that the restructuring proposal specifically contained clauses for the waiver of such interests, TGS Management considered the claim of default interest as a remote contingent liability and consequently they were not included in the Company’s financial statements presented for the fiscal year ended on December 31, 2002. However, in light of the withdrawal of the restructuring proposal, since May 2003 the Company has recorded the above mentioned default interest, which amounted to Ps. 8,111 for the fiscal year ended as of December 31, 2002.

-

Derivative financial instruments:

Interest rate caps

The Company had outstanding interest rate cap agreements with major financial institutions to manage the impact of the floating interest rate changes on the US$ 200 million debt issued in connection with the year 2000 Global Program. Premiums paid by the Company amounted to US$ 2.9 million. During the year ended December 31, 2003, the mentioned agreements did not generate results due to the fact that the LIBOR remained below an annual rate of 5.25%. Based on the expected level of LIBOR the Company decided that the derivative was no longer effective to cover the associated risk and consequently the difference between the unamortized portion of the premium paid at inception and its fair value (included in “Other Current Receivables”) was charged to expense during the fiscal year 2003.  Such difference amounted to Ps. 3.5 million and was included within “Write off of the intangible assets” line item in the consolidated statement of income.

In 1998, the Company entered into two treasury interest rate lock agreements with a notional amount of US$ 200 million associated with the IDB loan, pursuant to which the Company locked in the rate on the US Treasury Bond at a cost between 5.66% and 5.89%. The Company settled one of the agreements in February 1999 for an amount of US$ 100 million and the other for US$ 100 million in two installments in March and April 1999. In settlement of these agreements, the Company made payments totaling US$ 11 million in March and April 1999. The settlement cost of these agreements had been recorded as “Intangible assets” and was amortized over the term of the loan agreement as of December 15, 2004, the date at which TGS carried out the exchange of previously existing debt obligations. The net book value at that date was charged to expense.

7.

REGULATORY FRAMEWORK

a)

General framework and current tariff context:

The Company's natural gas transportation business is regulated by Law No. 24,076 (“the Natural Gas Act”), its regulatory  decree No. 1,738/92 and by regulations issued by ENARGAS, which is entitled, among other things, to set the basis for the calculation of, monitor and approve tariffs. According to such regulatory framework, the transportation tariffs should be calculated in US dollars and converted into Argentine pesos as of the billing date. The basic gas transportation tariffs charged by TGS were established at the privatization and could be adjusted, with prior authorization, in the following cases: (i) semi-annually to reflect changes in the US producer price index (“PPI”) and (ii) every five years according to efficiency and investment factors determined by ENARGAS. The efficiency factor is a reduction to the base tariff resulting from future efficiency programs while the investment factor increases the tariffs to compensate for future investments. Also, subject to ENARGAS approval, tariffs could be adjusted to reflect non-recurrent circumstances or tax changes, other than income tax.

The terms mentioned above in connection with tariff adjustments contemplated within the regulatory framework are no longer effective since the approval of the Public Emergency Law in early 2002 (the “Emergency Law”), which, among other provisions, eliminated tariff increases based on US dollar exchange rate fluctuations, foreign price indexes or any other indexing procedure and established a conversion rate of one peso to one US dollar for tariffs. The Emergency Law also granted the Executive Branch power to renegotiate contracts entered into with private utility companies, pursuant to the framework included in the Emergency Law. However, since early 2002 and so far up to the date of issuance of these consolidated financial statements no progress has been made in the renegotiation of the contracts - nor have tariffs been readjusted- in spite of several attempts by the Executive Branch to grant partial tariff increases. These tariff increases were suspended by Court decisions on legal actions filed by consumer organizations and the Ombudsman, on the grounds that tariff increases were illegal until the contract renegotiation process was completed.

In July 2003, the Unit for Renegotiation and Assessment of Utilities Contracts (“UNIREN”) was created under the joint jurisdiction of the Ministries of Economy, Production, Federal Planning, Public Investment and Utilities. This unit conducts the renegotiation process of the contracts related to utilities and public works, and is entitled to reach total or partial agreements with the licensees and submit projects regulating the transitory adjustment of tariffs and prices, among other things. No progress was made in the renegotiation process until December 2003, when the UNIREN and TGS discussed preliminary documents, including (i) the renegotiation guidelines, which determined the preparation of an agenda and a schedule for its discussions, (ii) a draft agenda was outlined in order to deal with main issues such as costs, investments programs and financing, rates of return and tariffs, etc. and (iii) a schedule was settled for the renegotiation of the regulatory framework, which sets December 28, 2004 as the deadline for the adjustment of the regulatory framework with the approval of the National Congress.

In July 2004, the UNIREN submitted to TGS a proposal for the adjustment of the contractual terms and conditions of the License, which provides for -among other things-  a tariff increase of 10% effective as from 2005 and an overall tariff review as from 2007. As this proposal is not in line with the results of the meetings held with the UNIREN, TGS required to proceed with the renegotiation to reach an overall agreement by the end of 2004 (in line with what had been originally outlined by the UNIREN in the “Preliminary Renegotiation Guidelines”) and to conduct the process for the necessary approval of this agreement in the first semester of 2005. Nevertheless, the UNIREN evidenced no progress in that sense. Consequently, TGS expects for a reactivation of the renegotiation process of the License in the short term.

The Executive Branch, through Decree No. 180/04, among other measures, established the creation of a Gas Electronic Market (“MEG”) with the purpose of improving the transparency of financial and operating performance, the coordination of daily transactions both of the gas spot and the transportation and distribution secondary markets along with the shaping of efficient prices through offer and demand free interaction. To that purpose, all firm transportation capacity non-allocated for the following day shall be marketed through the MEG and the proceeds from that capacity sale will be used at the Energy Bureau’s criteria. Non-allocated capacity includes remaining capacity not used in any of the transportation systems or pipelines. This implies that TGS is bound to offer daily non-allocated capacity that complies with this condition in the MEG, which might have a material impact on the Company’s interruptible transportation revenues.

The NGL production and commercialization and other services segment are not regulated by ENARGAS, and as provided in the Transfer Contract, are organized as divisions within the Company and maintain separate accounting information.

The License stipulates, among other restrictions, that the Company may not assume debts of CIESA, or grant credit, encumber its assets or grant any other benefit to CIESA’s creditors.

b)

Gas transportation expansion

In light of the lack of expansions of the natural gas transportation system over the last years (as a consequence of the “pesification” of tariffs and the fact that the renegotiation of the transportation license is still pending) and a growing gas demand in certain segments of the Argentine economy, the Argentine Government established - through Executive Branch Decree N° 180/04 and Resolution N° 185/04 issued by the Ministry of Federal Planning, Public Investment and Utilities- the framework for the creation of a Trust Fund which would finance gas transportation system expansions.

In June 2004, TGS submitted to the Energy Bureau a project for the expansion of the San Martín pipeline transportation capacity  for approximately 2.9 MMm3/d. This project involves the construction of approximately 500 km of pipeline and a 27,700 HP compression capacity increase through the construction of a compressor plant and the revamping of some compressor units. TGS conducted an Open Bidding to allocate biddings for the 2.9 MMm3/d  capacity and started a bidding process for the purchase of pipeline on account of the Trust Fund.

On November 3, 2004, TGS, the Executive Branch, Petrobras Petróleo Brasileiro S.A. and Nación Fideicomisos S.A., among others, signed an agreement to carry out the expansion. On November 25, 2004, this agreement was ratified through Decree No. 1,658/04 by the Executive Branch.

As of December 31, 2004, TGS recorded under “Other current receivables” US$ 22 million for escrow deposits paid to the pipe supplier,  in order to maintain the price and delivery terms of the Bid that the supplier had offered to the Trust Fund. This amount will be reimbursed to TGS once the supplier receives the payment from the Trust Fund, which depends principally on obtaining a loan from a foreign bank.

c)

PPI adjustment suspension

As from January 1, 2000, adjustments to tariffs to reflect PPI variations were suspended, firstly through an agreement with the Federal Executive Branch and later by a Court decision arising from a lawsuit started to determine the illegality of tariff adjustment through indexes. In light of this situation, the Company continued recording the higher incomes derived from semi-annual PPI increases until December 31, 2001. However, since the approval of the Emergency Law, the Company deemed that tariff adjustment to reflect PPI - which was legitimate according to the Regulatory Framework agreed upon the privatization- had become unlikely, as the possibility of its recovery was subject to future events beyond the control of the Company. Therefore, in 2001, TGS recorded a loss related to the deferral of semi-annual PPI adjustments accrued during 2000 and 2001, and as from 2002 discontinued the accrual. This does not mean that TGS waives the rights and the actions it is entitled to under the regulatory framework. Such rights and actions will be maintained and exercised in every legal and administrative instance, including the renegotiation process under the Law N° 25,561.

d)

Essential assets:

A substantial portion of the assets transferred by GdE has been defined as essential for the performance of the gas transportation service. Therefore, the Company is required to segregate and maintain these assets, together with any future improvements, in accordance with certain standards defined in the License.

The Company may not, for any reason, dispose of, encumber, lease, sublease or loan essential assets nor use such assets for purposes other than providing the licensed service without the prior authorization of ENARGAS. Any expansion and improvement that the Company may make to the gas pipeline system after the takeover may only be encumbered to secure loans that have a term of more than one year to finance new expansions and improvements to the licensed service.

Upon expiration of the License, the Company will be required to transfer to the Argentine Federal Government or its designee, the essential assets listed in the updated inventory as of the expiration date, free of any debt, encumbrance or attachment, receiving compensation equal to the lower of the following two amounts:

i)

the net book value of the essential assets determined on the basis of the price paid by the acquiring joint venture, and the original cost of subsequent investments carried in US dollars and adjusted by the PPI, net of accumulated depreciation according to the calculation rules to be determined by ENARGAS; or

ii)

  the net proceeds of a new competitive bidding.

8.

COMMON STOCK AND DIVIDENDS

a)

General

The Company was incorporated on November 24, 1992 with a capital stock of Ps. 12. The first General Ordinary and Extraordinary Shareholders' Meeting held on December 28, 1992, approved an irrevocable capital contribution against future share subscriptions which, in Argentine pesos as of that date, amounted to Ps. 794,483. Since the inventory of the assets transferred had not yet been completed, the shareholders also decided to increase common stock through the partial capitalization of this contribution which, in Argentine pesos of that date, amounted to Ps. 557,297. Once the inventory of the assets transferred was completed, the General Ordinary Shareholders' Meeting held on March 24, 1994 approved the capitalization of the balance of the irrevocable contribution against future share subscriptions. Thus, the common stock was increased by Ps. 237,186 to a total of Ps. 794,495 in Argentine pesos of that date.

As of December 31, 2004 the Company’s common stock that has been subscribed, paid in and issued is composed of:

Classes of stock

Common stock, nominal value Ps. 1 per share, one vote per share:

Class “A” common shares	405,192,594
Class “B” common shares	389,302,689
Total common shares	794,495,283

The Argentine Government initially held a 27% shareholding interest in the Company represented solely by class “B” shares. Such class “B” common shares were sold in two parts: (i) a substantial part in 1994 through a local and international public offering (outside Argentina, the shares were offered in the form of ADSs representing five shares each; the ADSs issued in the United States of America are SEC registered and traded on the New York Stock Exchange) and (ii) the remainder, representing approximately a 2% shareholding interest in the Company, to local and foreign investors during 1996.

The Company is obligated to maintain the authorization to offer the Company’s common stock to the public and the corresponding authorization for the shares to be listed on the Argentine Republic’s authorized securities markets for a minimum period of 15 years from the respective dates on which such authorizations were granted.

b)

Limitation on the transfer of the Company's shares

The Company's by-laws provide that prior approval of ENARGAS and the unanimous approval of CIESA’s shareholders, under agreements among them, must be obtained in order to transfer Class “A” shares (representing 51% of common stock). The Bid Package states that approval of ENARGAS will be granted, provided that:

-

The sale covers 51% of common stock or, if the proposed transaction is not a sale, the act that reduces the shareholding will result in the acquisition of a shareholding of not less than 51% by another investment company; and

-

The applicant provides evidence to the effect that the transaction will not impair the operating quality of the licensed service.

In the case of shareholders of CIESA who have qualified due to the equity, guarantee and/or technical background of their respective parent companies, the sale of shares representing the capital of such subsidiaries by the respective ultimate, direct or indirect parent companies, and/or the cessation of the management running the Company, requires the prior authorization of ENARGAS.

In case the Company wishes to reduce its capital, redeem its shares or distribute any part of its equity, except for the payment of dividends, in accordance with the provisions of the Argentine Business Associations Law, it requires prior authorization from ENARGAS.

c)

Restrictions on retained earnings

Under current Argentine legal requirements and CNV standards, 5% of each fiscal year net income must be appropriated into a legal reserve, provided that there is no unappropriated retained deficit. In such case, the 5% should be calculated on any excess of the net income over the unappropriated retained deficit.  This appropriation is legally binding until such reserve equals 20% of the amount which results from the sum of the “Common stock nominal value” and the balance of “Cumulative inflation adjustment to common stock”.

In addition, the by-laws provide for the issuance of Profit Sharing Vouchers, as defined in Article 230 of the Argentine Business Associations Law, which Vouchers entitle all regular employees to share in 0.25% of the Company’s net income for each year.

Furthermore, the Company is subject to certain restrictions for the payment of dividends, which were contemplated in the new debt agreements. (For further information, see Note 6- Covenants).

9.

LEGAL AND REGULATORY MATTERS

a)

In April 1996, GdE filed a legal action against the Company for Ps. 23 million, which is the amount GdE claims as a reimbursement for the cost of construction of two compressor plants currently in operation on the Company’s pipeline. TGS had denied such claim on the grounds that it owes no money to GdE as it acquired rights to these compressor plants as a part of its overall purchase of the pipeline assets in the 1992 privatization. At the end of February 2000, a first judgment was pronounced upholding GdE's claim for Ps. 23 million plus interest (calculated at the "passive rate" set by the Argentine Central Bank Circular 14,290 from the date GdE paid the above-mentioned purchase orders) and litigation expenses. In August 2001, the Chamber of Appeals partially confirmed the first judgment and ordered the Company to pay the fair value of such plants based on an expert assessment to be performed. The Company has recorded such plants as "Property, plant and equipment, net", valued at Ps.  4.3 million based on the replacement cost of similar compressor equipment. The Chamber of Appeals has decided to defer the payment of the litigation expenses until the compressor plants’ fair value resulting from the expert assessment is determined. In October 2001, the Company filed an ordinary and extraordinary appeal before the Supreme Court of Justice (“SCJ”) against such judgment. In August 2003, the SCJ sustained GdE’s claim and ordered TGS to pay the market price of the compressor plants at the date in which they were added to TGS assets (amount to be determined by a court appointed expert) plus interest and litigation expenses. The court-appointed experts assessed the price of the compressor plants at approximately Ps. 13.2 million. In September 2004,  the court of original jurisdiction sentenced TGS to pay the amount determined by the experts plus VAT, interests and court expenses. As of December 31, 2004, TGS recorded a provision of Ps. 60 million, which was estimated considering the amount determined by the judge. Nevertheless, TGS considers that the amount is excessive and not properly substantiated. Thus, the Company has appealed the sentence expecting  to obtain a favorable resolution.

On January 14, 2004, TGS signed an agreement with  the UNIREN through which TGS will carry out the expansion of the Cordillerano Pipeline. The cost of the expansion will be taken as a payment on account of the final amount to be paid as a consequence of the outcome of the lawsuit described above. Therefore, the cost of the works was recorded under “Other Liabilities”, offsetting the provision mentioned in the last paragraph. The Argentine Government owns such assets and granted their right of use to TGS, who will have to operate and maintain such assets until expiration of the License. On July 29, 2004, the Executive Branch, through Decree No. 959/04, has ratified the agreement mentioned above.

b)

As of the date of issuance of these consolidated financial statements, GdE directly or through ENARGAS, has not fulfilled the obligations set forth in the Transfer Agreement and in the License in accordance to which it is responsible, during the five-year period ending on December 31, 1997, for the registering of the easements relating to the transferred pipeline system which have not yet been properly registered, and for related payments to property owners of any required easements. In order to fulfil its capital expenditures program related to the system integrity and public safety required by the License, the Company has entered into easement agreements with certain landowners and paid related amounts. Consequently, the Company filed a claim against GdE to recover the amounts paid.

On October 7, 1996, the Executive Branch, through Decree No. 1,136/96, created a contribution fund, as specified in the License, to assume GdE’s obligations for paying easements and any other compensation to land owners for an initial five-year period, beginning with the privatization and ending on December 28, 1997. ENARGAS manages the above-mentioned fund, which is financed by a special charge included in the transportation rates and reimbursed to ENARGAS. TGS has filed against GdE-ENARGAS an administrative claim requesting reimbursement for the amounts paid in connection with easements related to facilities existing prior to December 28, 1992. In December 1997, ENARGAS declared that it would allow the reimbursement of the useful expenses, as determined by the Government, derived from easements. As of December 31, 2004 the amount of such reimbursement is approximately Ps. 4.2 million. The Company expects to fully recover the amounts paid, based on its rights derived from the License.

c)

The Company is a party to certain claims brought by the Tax Bureau of the Provinces of Río Negro and La Pampa pursuing the collection of stamp taxes which, according to the tax claim, would be applicable over gas transportation contracts and services offer letters between TGS and its shippers. The amount claimed totals Ps. 506 million (including fines and interest calculated at the date of each claim).

In both cases, TGS filed administrative appeals before the Tax Bureau of each province. Afterwards, the Company filed a declaratory action before the SCJ, requesting the court to rule regarding the legitimacy of the Tax Bureaus claims. The SCJ granted injunctions to prevent the Provinces from attempting to collect the aforementioned taxes until a final ruling is issued on the subject. At the date of the issuance of these consolidated financial statements, the Tax Bureau of Río Negro has rejected the appeals filed by TGS. The Company is now awaiting a final ruling from the SCJ.

Notwithstanding the above, the Company’s management considers that the transportation  contracts and offers are not subject to the provincial stamp taxes mentioned above. Management believes that if the contracts were reached by these taxes, this circumstance should be considered as a change in the interpretation of the tax law, and its impact should be reflected in a tariff adjustment according to relevant regulations which permit such process. ENARGAS has stated that the claims for stamp tax lack merit and are therefore unlawful.

Similar claims were filed by the Tax Bureaus of Santa Cruz, Chubut and Neuquén. Additionally, there is also a stamp tax claim from the Tax Bureau of Neuquén related to the Share Transfer Contract subscribed in the privatization of GdE and the Technical Assistance Agreement.

In April 2004, the SCJ declared inadmissible the Province of Santa Cruz’s tax claims. This decision by the Supreme Court sets a material judicial precedent for the resolution of the rest of the claims, which are similar to the one filed by the Province of Santa Cruz.

On June 7, 2004, the Provincial Executive Branch of Neuquén issued Decrees N° 1,133 and 1,134 which upheld the appeals filed by TGS in connection with the contracts transferred by GdE and the Technical Assistance Agreement,  making void the provincial Tax Bureau’s claims in those cases. Both Decrees were presented in the legal files of the proceedings and a final decision by the SCJ is still pending.

In July 2004, the Tax Bureau of the Province of Chubut withdrew its administrative motions through Resolution N° 198/04, in view of the SCJ pronouncement. This Resolution was ratified in August 20, 2004, through Resolution N° 143 of the Ministry of Economy and Credit of the Province of Chubut, which granted the appeals filed by TGS.

d)

On October 21, 2002, the Administración Federal de Ingresos Públicos (the Argentine Internal Revenue Service or “AFIP”) formalized a claim against TGS through a liability assessment of Ps. 5.6 million (including interest) related to the omission of contributions to the Registro Nacional de Seguridad Social (the Argentine Social Security Bureau) in connection with personnel that the AFIP considered fully employed by TGS. In order to be able to file an appeal before the AFIP, the Company had to deposit the amount claimed (recorded under Other current receivables), which would be reimbursed to TGS in case the Company receives a favorable ruling. In December 2004, the Cámara Federal de Seguridad Social ruled in favor of TGS, instructing the AFIP to reimburse the deposited amount to TGS. As of December 31, 2004, TGS keeps a provision for the mentioned amount, considering the AFIP’s  right to file an appeal before the SCJ.

e)

In the framework of the Tax Agreement subscribed by the National Government and the Provinces in 1993, and as from the enactment of provincial Law N° 11,490, NGL sales benefited from the turnover tax exemption in the province of Buenos Aires. In September 2003, the Tax Bureau of the Province of Buenos Aires, through overruling Resolution N° 4,560/3, denied the exemption and requested the payment of the tax related to revenues accrued as from the year 2002. In October 2003, TGS filed an administrative appeal before the Tax Court of the Province of Buenos Aires, the resolution of which -as of the date of the issuance of these consolidated financial statements- is still pending. In November 2004, TGS was served notice of the starting of a process of liability assessment. As of December 31, 2004, TGS recorded a provision of Ps. 13 million in connection with this issue.

f)

In June 2004, the ENARGAS fined TGS for Ps. 1.9 million (including interest) in connection with the delayed payment of the Easement Contribution Fund. Although a provision was recorded for the amount, TGS filed an appeal against this penalty.

g)

In addition to the matters discussed above, the Company is a party to certain lawsuits and administrative proceedings arising in the ordinary course of business.

Although no assurances can be given, the Company believes there are meritorious defenses, which will be asserted vigorously to challenge all claims and that possible liabilities from these claims will not have a material adverse effect on the Company’s consolidated financial position or results of operations.

10.

BALANCES AND TRANSACTIONS WITH RELATED COMPANIES

In late 1992, TGS entered into the Technical Assistance Agreement with Enron Pipeline Company Argentina S.A. (“EPCA”), in compliance with the provisions of the Bid Package and the Transfer Contract. The term of the Technical Assistance Agreement is for eight years from December 28, 1992, renewable automatically upon expiration for additional eight-year periods. The Settlement Agreement mentioned in Note 1 includes a term which provides for the assignment of the Technical Assistance Agreement in favor of Petrobras Energía. This transfer, which was approved by ENARGAS in June 2004, was carried out on July 15, 2004. As from that date, Petrobras is in charge of  providing services related to, among others, the operation and maintenance of the gas transportation system and related facilities and equipment, to ensure that the performance of the system is in conformity with international standards and in compliance with certain environmental standards. For these services, the Company pays a monthly fee based on the higher of: a percentage of certain defined income of the Company or a specified fixed annual amount. .

The detail of significant outstanding balances for transactions entered into by TGS and its related parties as of December 31, 2004 and  2003 is as follows:

	December 31, 2004		December 31, 2003
Company	Accounts receivable	Accounts payable	Accounts receivable	Accounts payable
Controlling shareholders:
EPCA	20	-	-	2,650
CIESA	37	-	-	-
Petrobras Energía	5,223	5,967	4,707	7,414
Petrobras	27,073	-	16,222	-
Main affiliates-significant influence:
Link	173	-	167	-
TGU	52	-	77	-
EGS	3,449	1,181	-	297
Other related companies:
Área Santa Cruz II UTE	134	-	127	-
Quintana y Otros U.T.E.	946	-	631	-
Refinor S.A.	595	-	820	-
WEB S.A.	915	-	304	-
Petrolera Santa Fe S.A.	80	-	-	192
Total	38,697	7,148	23,055	10,553

The detail of significant transactions with related parties for years ended December 31, 2004 and 2003 is as follows:

Fiscal year ended December 31, 2004

	Revenues
Company	Gas Transportation	NGL production and commercialization	Other services	Gas Purchase	Salaries and wages	Compensation for technical assistance	Revenues for administrative Services
Controlling shareholders:
EPCA	-	-	-	-	2,214	17,619	84
CIESA	-	-	-	-	-	-	122
Petrobras Energía	25,522	24,534	16,205	4,859	-	13,699	-
Petrobras	-	364,535	-	-	-	-	-
Main affiliates-significant influence:
Link	-	-	847	-	-	-	-
TGU	-	-	1,317	-	-	-	-
EGS	-	-	3,343	-	-	-	-
Other related companies:
Petrolera Santa Fe S.A.	307	-	-	3,377	-	-	-
Refinor S.A.	-	-	2,249	-	-	-	-
Quintana y Otros U.T.E.	3,104	-	-	-	-	-	-
WEB S.A.	2,492	-	-	-	-	-	-
Área Santa Cruz II U.T.E.	-	-	1,316	-	-	-	-
Total 2004	31,425	389,069	25,277	8,236	2,214	31,318	206

Fiscal year ended December 31, 2003

	Revenues
Company	Gas Transportation	NGL production and commercialization	Other services	Gas Purchase	Salaries and wages	Compensation for technical assistance	Revenues for administrative Services
Controlling Shareholders:
EPCA	-	-	-	-	554	29,043	84
CIESA	-	-	-	-	-	-	122
Petrobras Energía	25,127	26,915	18,452	-	-	-	-
Petrobras	-	286,105	-	-	-	-	-
Main affiliates-Significant Influence:
Link	-	-	818	-	-	-	-
TGU	-	-	1,379	-	-	-	-
Other related companies:
Petrolera Santa Fe S.A.	94	21	-	932	-	-	-
Refinor S.A.	-	-	5,082	-	-	-	-
Quintana y Otros U.T.E. )	3,105	-	-	-	-	-	-
WEB S.A.	2,008	-	-	-	-	-	-
Área Santa Cruz II U.T.E.	-	-	1,402	-	-	-	-
Total 2003	30,334	313,041	27,133	932	554	29,043	206

11. SUBSIDIARY AND AFFILIATES

Telcosur:

In September 1998, TGS’s Board of Directors approved the creation of Telcosur, whose purpose is the rendering of telecommunication services, assuring the optimal utilization of TGS’s telecommunication system. TGS’s equity interest in such company is 99.98% and the remaining 0.02% is held by EPCA. On October 22, 1998, the Governmental Regulatory Agency of Corporations approved the incorporation of this company.

On February 16, 1999, the regulatory agency (The Federal Communication Bureau), through Resolution No. 3,468, granted a license to Telcosur to provide data transmission and value added telecommunication services in Argentina. By the end of 1999, Telcosur obtained from the National Communication Commission the rights for most of the frequencies necessary for its operations. On July 1, 2000, Telcosur began operations.

Link:

Link was created in February 2001, with the purpose of the ownership, construction, and operation of a natural gas transportation system, which will link TGS’s gas transportation system with Cruz del Sur S.A. pipeline. The connection pipeline will be extended from Buchanan, located in the high-pressure ring that surrounds the city of Buenos Aires, which is part of TGS's pipeline system, to Punta Lara. TGS’s ownership interest in such company is 49% and Dinarel S.A. holds the remaining 51%. Total common stock amounts to Ps. 12.

TGU:

On October 3, 2003, the corporate name of the subsidiary company was changed from Isonil to Transportes y Servicios de Gas en Uruguay S.A, which was registered with the Uruguayan National Board of Trade.

In September 2002, TGS invested Ps. 5 in the acquisition of a 49% equity interest in TGU, a company incorporated in Uruguay. The company’s corporate purpose is the rendering of services of operation, inspection, and assistance in case of emergencies in gas transportation or distribution systems, as well as the construction of pipelines and other services related to natural gas and its associated products. This company renders operation and maintenance services to Cruz del Sur S.A pipeline in the Uruguayan pipeline tranche.

EGS:

In September 2003, EGS, a company registered in Argentina, was incorporated.  The common stock of EGS amounts to Ps. 12, and the ownership is distributed between TGS (49%) and TGU (51%).  The main business of EGS is the construction, ownership and operation of the pipeline which will connect TGS’s main pipeline system in the Province of Santa Cruz with a delivery point on the border with Chile.

                                                                                                                  Rafael Fernández Morandé

                                                                                                                               President

EXHIBIT B

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2004 AND 2003

INTANGIBLE ASSETS, NET

		2004										2003
		Original cost				Amortization						
								Expense for the year				
Deferred charges		Beginning of the year	Additions	Decreases	End of the year	Accumulated at beginning of the year	Decreases	Amount	Rate %	Acummulated at the end of the year	Net book value	Net book value
Organization, pre-operating costs, cancellation costs of commitments assumed under the Transfer Contract and other costs	(1)	66,974	-	-	66,974	46,283	-	10,345 (3)	(4)	56,628	10,346	20,691
Settlement costs of hedges of anticipated transactions	(2)	24,375	-	24,375	-	13,334	16,041	2,707 (5)	(4)	-	-	11,041
Global Programs and notes issuances costs		32,949	38,857	71,806	-	13,288	16,610	3,322 (5)	(4)	-	-	19,661
License acquisition costs		1,173	-	-	1,173	-	-	234 (3)	(4)	234	939	1,173
Total 2004		125,471	38,857	96,181	68,147	72,905	32,651	16,608		56,862	11,285	
Total 2003		176,158	10,324	61,011	125,471	110,536	57,526	19,895		72,905		52,566

(1) Includes the cost of the Voluntary Retirement Program of 1993, accepted by 463 employees, for approximately Ps. 26,647.
(2) See Note 6.
(3) Included in "Operating costs". See Exhibit H.
(4) See Note 2.j).
(5) Included in "Financial expenses".

Rafael Fernández Morandé
President

EXHIBIT C

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2004 AND 2003

NON CURRENT INVESTMENTS

	2004										2003
	Description of securities				Issuer information						
						Last financial statements issued					
e and issuer	Face value	Amount	Cost	Book value	Main business	Date	Common stock	Net income (loss) for the period	Shareholder's equity	% of Common Stock	Book value
Link S.A.	$1	5,880	3,315	195 (1)	Pipeline´s construction and operation services	09/30/04	6,683 (2)	296	12,385	49.00	767 (1)
.sporte y Servicios de Gas en guay S.A.	Ps. Uru. 1	196,000	5	206 (3)	Maintenance	09/30/04	28	48	366	49.00	179 (3)
rendimientos de Gas ur S.A.	$1	5,880	6	(75) (4)	Pipeline´s construction and operation services	09/30/04	12	(145)	(152)	49.00	(3) (4)
				326							943

ncludes the elimination of intercompany profits. See Note 2.g).
ncludes irrevocable capital contribution for Ps. 6,657 against future shares issuance.
ncludes the proportional participation in the "Currency translation adjustment" of the financial statements of the company.
isclosed in "Other Liabilities".

Rafael Fernández Morandé
President

EXHIBIT D

CURRENT INVESTMENTS

	2004	2003
Government bonds in local currency	96	96
Government bonds in foreign currency (1)	-	3,519
Mutual funds in local currency	8,010	46,765
Bank account paid in foreign currency	882	6,566
Bank account paid in local currency	8,550	-
Mutual funds in foreign currency	308,239	607,203
Total current investments	325,777	664,149

(1) Corresponds to Argentine Government Foreign Notes - Survey Rate Series 74 for US$ 4 million plus accrued interests net of valuation allowance amounting to Ps. 8,294 as of December 31, 2003.

Rafael Fernández Morandé
President

EXHIBIT G

CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2004 AND 2003

FOREIGN CURRENCY ASSETS AND LIABILITIES

	2004				2003		
	Foreign currency and amount (in thousands)		Exchange rate	Amount in local currency	Foreign currency and amount (in thousands)		Amount in local currency
CURRENT ASSETS							
Cash and deposits in banks	US$	2,578	2.939 (1)	7,577	US$	325	936
Investments, net	US$	105,179	2.939 (1)	309,121	US$	214,336	617,288
Trade receivables, net	US$	22,328	2.939 (1)	65,622	US$	12,855	37,022
Other receivables	US$	28,930	2.939 (1)	85,025	US$	7,376	21,243
	-	-	-	-	XEU	8	29
				467,345			676,518
NON CURRENT ASSETS							
Trade receivables	US$	8,120	2.939 (1)	23,865	US$	9,565	27,547
Other receivables	US$	3,252	2.939 (1)	9,558	US$	64	184
Property, plant and equipment, net	US$	1,333	2.939 (1)	3,918	US$	947	2,727
				37,341			30,458
				504,686			706,976
CURRENT LIABILITIES							
Accounts payable	US$	6,293	2.979 (2)	18,747	US$	4,540	13,302
	-	-	-	-	XEU	18	66
Loans	US$	49,707	2.979 (2)	148,077	US$	1,096,749	3,213,475
Other liabilities	US$	222	2.979 (2)	661	US$	238	697
				167,485			3,227,540
NON CURRENT LIABILITIES							
Accounts payable	US$	3,730	2.979 (2)	11,112	US$	1,200	3,516
Loans	US$	863,645	2.979 (2)	2,572,800	US$	2,490	7,296
				2,583,912			10,812
				2,751,397			3,238,352

(1) Buying exchange rate as of December 31, 2004.
(2) Selling exchange rate as of December 31, 2004.

US$: United States of America dollars
XEU: Euros

Rafael Fernández Morandé
President

REPORT OF INDEPENDENT ACCOUNTANTS

To the Shareholders, President and Directors of

Transportadora de Gas del Sur S.A.

1.

We have audited the accompanying consolidated balance sheet of Transportadora de Gas del Sur S.A. and its subsidiary as of December 31, 2004 and 2003 and the related consolidated statements of income, of changes in shareholders’ equity and of cash flows for each of the two years ended December 31, 2004. The preparation and issuance of these financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

2.

We conducted our audit in accordance with auditing standards generally accepted in Argentina. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and to form an opinion about the reasonableness of the relevant information contained in those financial statements.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

3.

As indicated in Notes 2.c and 2.h, the Company has discontinued the restatement of financial statements into constant currency as from March 1, 2003 and has recorded deferred income tax assets and liabilities on a non-discounted basis as required by resolutions issued by the Comisión Nacional de Valores (“CNV”). Since generally accepted accounting principles in Argentina require companies to prepare price-level restated financial statements through September 30, 2003 and to recognize deferred taxes on a discounted basis, the application of the CNV resolutions represents a departure from generally accepted accounted principles in Argentina.

4.

The changes in Argentine economic conditions and the amendments to the License under which the Company operates made by the National Government mentioned in Note 7., mainly the suspension of the original tariff adjustment regime, affect the Company’s economic and financial equation, generating uncertainty as to the future development of the regulated business. Management is in the process of renegotiating certain terms of the License with the National Government.

1

5.

Management has prepared projections to determine the recoverable value of its non-current assets, based on forecasts of the outcome of the renegotiation process mentioned in paragraph 4. We are not in a position to anticipate whether the premises used by management to prepare the projections will take place in the future and consequently whether the recoverable value of certain non-current assets exceeds their respective net carrying values.

6.

Our report on the consolidated financial statements of the Company as of December 31, 2003, issued on February 11, 2004, contained, among others, a qualification due to: i) the uncertainty about the resolution of the debt renegotiation process carried out by the Company and its main creditors as a consequence of the Company’s non-compliance with principal and interest payments, and with certain covenants that the Company had agreed to observe, and ii) substantial doubt about the Company’s ability to continue as a going concern. As mentioned in Note 6, on December 15, 2004 the Company has renegotiated its financial obligations with those creditors. Consequently, our opinion on those consolidated financial statements differs from the original one.

7.

In our opinion, except for the departure from professional accounting standards discussed in paragraph 3 above, and subject to the effect of possible adjustments and reclassifications on the consolidated financial statements that might be required for the resolution of the situations described in paragraphs 4 and 5, the consolidated financial statements of Transportadora de Gas del Sur S.A. and its subsidiary present fairly, in all material respects, their consolidated financial position as of December 31, 2004 and 2003, and the consolidated results of their operations and their consolidated cash flows for each of the two years ended December 31, 2004, in accordance with accounting principles generally accepted in Argentina.

8.

The accompanying consolidated financial statements are presented on the basis of accounting principles generally accepted in Argentina, except for the departure referred to in paragraph 3 above, which differ from accounting principles generally accepted in other countries, including the United States of America.

February 3, 2005

Autonomous City of Buenos Aires.

PRICE WATERHOUSE & CO. S.R.L. By (Partner)

                 Hector A. Lopez

Footnotes

1() Not covered by the Auditor’s Report of Independent Accountants except for items 5, 6 and 8.

1